AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            CHECKPOINT SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         PENNSYLVANIA                         22-1895850
               (STATE OR OTHER JURISDICTION OF             I.R.S. EMPLOYER
                INCORPORATION OR ORGANIZATION)          IDENTIFICATION NUMBER)

                                 101 WOLF DRIVE
                          THOROFARE, NEW JERSEY 08086
                                 (609) 848-1800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              NEIL D. AUSTIN, ESQ.
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                            CHECKPOINT SYSTEMS, INC.
                                 101 WOLF DRIVE
                          THOROFARE, NEW JERSEY 08086
                                 (609) 848-1800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

          DAVID E. BEAVERS, Esq.                    MARK C. SMITH, Esq.
  Stradley, Ronon, Stevens & Young, LLP     Skadden, Arps, Slate, Meagher & Flom
       2600 One Commerce Square                       919 Third Avenue
  Philadelphia, Pennsylvania 19103-7098           New York, New York 10022

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                         PROPOSED MAXIMUM         PROPOSED MAXIMUM
       TITLE OF EACH CLASS            AMOUNT TO BE        OFFERING PRICE         AGGREGATE OFFERING          AMOUNT OF
  OF SECURITIES TO BE REGISTERED     REGISTERED (1)        PER SHARE (2)              PRICE (2)          REGISTRATION FEE
Common Stock, par value $0.10 per
share.............................     4,025,000              $29.175               $117,429,370            $40,492.89

(1) Including 525,000 shares subject to the over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C under the Securities Act of 1933 and based on the average of the high and low prices of the registrant's Common Stock on the New York Stock Exchange on May 2, 1996.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY __, 1996
PROSPECTUS

                                3,500,000 SHARES

                            CHECKPOINT SYSTEMS, INC.

                                  COMMON STOCK

                            ------------------------

     All of the shares of common stock, par value $0.10 per share (the 'Common Stock') offered hereby are being sold by Checkpoint Systems, Inc. (the 'Company'). The Common Stock of the Company is listed on the New York Stock Exchange (the 'NYSE') under the symbol 'CKP.' On May 2, 1996, the last reported sale price of the Common Stock on the NYSE was $28 3/4 per share.

                            ------------------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE 'RISK
                         FACTORS' BEGINNING ON PAGE 8.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                        A CRIMINAL OFFENSE.

                                                                                        UNDERWRITING
                                                                                       DISCOUNTS AND        PROCEEDS TO
                                                                  PRICE TO PUBLIC     COMMISSIONS (1)       COMPANY (2)
Per share......................................................          $                   $                   $
Total (3)......................................................          $                   $                   $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $______.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 525,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $_____,000, $_____,000 and $____,000, respectively. See 'Underwriting.'

                            ------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York, New York on or about May
  , 1996

                            ------------------------

NATWEST SECURITIES LIMITED
           ALEX. BROWN & SONS
                    INCORPORATED
                          DEUTSCHE MORGAN GRENFELL
                                  PAINEWEBBER INCORPORATED
                                         RAYMOND JAMES & ASSOCIATES, INC.
                                                          HD BROUS & CO., INC.

                    The Date of this Prospectus is   , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         ------------------------------

     FOR UNITED KINGDOM PURCHASERS: THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1995 OR IS A PERSON TO WHOM THE PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and information are hereby incorporated by reference into this Prospectus:

          (1) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on October 8, 1993.

          (2) the Company's Report on Form 8-K filed on December 15, 1995.

          (3) the Company's Report on Form 8-K/A filed on February 13, 1996, amending Report on Form 8-K filed on December 15, 1995.

          (4) the Company's Report on Form 8-K/A filed on February 15, 1996, further amending Report on Form 8-K filed on December 15, 1995.

          (5) the Company's Report on Form 8-K/A filed on February 20, 1996, further amending Report on Form 8-K filed on December 15, 1995.

          (6) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed on March 22, 1996.

          (7) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed on May 3, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to determination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus to be a part of this Prospectus from the respective dates of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed and incorporated herein by reference modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all information that has been incorporated by reference in this Prospectus, other than exhibits to such information that are not specifically incorporated by reference into such information. Requests for information incorporated by reference in this Prospectus should be made in writing or by telephone to Neil D. Austin, Esq., Vice President-General Counsel and Secretary, Checkpoint Systems, Inc., 101 Wolf Drive, Thorofare, New Jersey 08086, telephone number (609) 848-1800.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus. In addition, unless otherwise indicated, references in this Prospectus to 'Checkpoint' or the 'Company' mean Checkpoint Systems, Inc. and its predecessors and consolidated subsidiaries. The Company's fiscal year is a rolling fifty-two or fifty-three week year generally ending at or close to the end of the calendar year. References in this Prospectus to the Company's fiscal years for 1991, 1992, 1993, 1994 and 1995 are to the fifty-two or fifty-three week periods ending on December 29, 1991, December 27, 1992, December 26, 1993, December 25, 1994 and December 31, 1995, respectively. Except as otherwise noted herein, all information in this Prospectus gives effect to the sale by the Company of 3,500,000 shares of Common Stock offered hereby at an estimated offering price of $28.75 per share (based on the closing price on May 2, 1996) and assumes no exercise of the Underwriter's over-allotment option. See 'Capitalization' and 'Underwriting.'

                                  THE COMPANY

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary radio frequency ('RF') technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including electronic article surveillance ('EAS') systems, closed circuit television ('CCTV') systems, point of sale ('POS') monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin tag (or 'target') which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994, 32% for fiscal year 1995 and 34% for the first quarter of fiscal year 1996. The Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise. The Company's products also help to reduce retailer associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target, Eckerd's and Walgreens in the U.S., and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe.

The Retail Opportunity

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory 'shrinkage' (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention.

     Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed interest in moving the insertion or application of the targets to the point of manufacture ('source tagging'). Manufacturers have been receptive to source tagging in light of the potential increase in product volume (that is, more sales at the retail level due to easier customer access to products). The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: (i) enhanced protection from theft, (ii) activation and deactivation without the need for special training of store employees, (iii) more open display of merchandise resulting in increased sales for manufacturers and (iv) reduced costs for retail products.

Checkpoint Products and Technology

     The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

     The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost and (ii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

     Checkpoint's principal global competitor in the EAS industry is Sensormatic Electronics Corporation ('Sensormatic'). Sensormatic is a fully integrated supplier of electronic security systems with an approximate 65% worldwide market share and total revenues of approximately $889 million in its most recent fiscal year. Management estimates that the Company's market share in the worldwide EAS industry is approximately 26%. Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies -- acousto-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic's recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

Strategy

     Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. The Company intends to attain these objectives by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expending its direct sales activities through acquisitions and start-up operations. The Company is focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer.

     More specifically, in order to interact more closely with retailers and better understand and respond to their needs (including reducing shrinkage and providing retailers with enhanced sales opportunities through more open display of merchandise), the Company is pursuing the following strategies:

     o Expanding its direct sales and service capabilities in strategic geographic areas;

     o Broadening its product lines;

     o Increasing its penetration of the hard goods retail market (currently estimated to be approximately 16% penetrated by the EAS industry);

     o Continuing to promote source tagging;

     o Continuing to improve the Company's highly integrated and state-of-the-art manufacturing processes and technologies;

     o Continuing to explore strategic acquisitions or start-up opportunities;
       and

     o Structuring programs for national account prospects involving a variety of leasing options which promote sales of disposable tags.

                                  THE OFFERING

Common Stock offered....................................  3,500,000 shares
Common Stock to be outstanding after the Offering(1)....  32,793,514 shares
Use of Proceeds.........................................  For general corporate purposes including (i) funding strategic acquisitions or start-up opportunities and
                                                          (ii) funding the Company's leasing programs. See 'Risk
                                                          Factors' and 'Use of Proceeds.'
NYSE Symbol.............................................  CKP

- ------------------
(1) As at May 3, 1996. Excludes 3,441,792 shares subject to options to purchase granted to certain of the Company's directors, officers, employees and consultants pursuant to various Company-sponsored stock option plans and other agreements, and 2,571,428 shares issuable upon conversion of $120 million aggregate principal amount of the Company's 5 1/4% Convertible Subordinated Notes Due November 1, 2005 (the 'Debentures').

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the information set forth herein under the caption 'Risk Factors' and the other information set forth herein.

                         SUMMARY FINANCIAL INFORMATION

     The summary historical financial information presented below has been derived from the consolidated financial statements of the Company appearing elsewhere, or incorporated by reference, in this Prospectus and should be read in conjunction with 'Use of Proceeds,' 'Selected Historical Financial Information,' 'Management's Discussion and Analysis of Results of Operations and Financial Condition' and the consolidated financial statements and related notes of the Company appearing elsewhere, or incorporated by reference, in this Prospectus. The summary as adjusted balance sheet data presented below give effect to the sale of the shares of Common Stock offered hereby, and the application of net proceeds therefrom, as if it had occurred on March 31, 1996.

                                                               FISCAL YEAR                      13 WEEKS
                                                     -------------------------------  ----------------------------
                                                                                              (UNAUDITED)
                                                                                        MARCH 26,      MARCH 31,
                                                       1993       1994       1995         1995           1996
                                                     ---------  ---------  ---------  -------------  -------------
                                                          (IN THOUSANDS, EXCEPT          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)                PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.......................................  $  93,034  $ 128,331  $ 204,741    $  37,360      $  66,994
Cost of revenues...................................     54,421     66,360    114,044       21,269         39,556
                                                     ---------  ---------  ---------  -------------  -------------
  Gross profit.....................................     38,613     61,971     90,697       16,091         27,438
Selling, general and administrative expenses.......     39,238     50,243     71,642       14,627         22,259
                                                     ---------  ---------  ---------  -------------  -------------
  Operating income (loss)..........................       (625)    11,728     19,055        1,464          5,179
Contract settlement income.........................      3,500         --         --           --             --
Interest expense, net..............................        477      2,589      2,259          887          1,324
Other income (expense).............................       (327)      (762)      (198)        (286)           478
                                                     ---------  ---------  ---------  -------------  -------------
  Income before income taxes.......................      2,071      8,377     16,598          291          4,333
Income taxes.......................................        456      2,094      5,189           87          1,387
                                                     ---------  ---------  ---------  -------------  -------------
  Net earnings.....................................  $   1,615  $   6,283  $  11,409    $     204      $   2,946
Net earnings per share (1).........................  $     .08  $     .29  $     .42    $     .01      $     .10
                                                     =========  =========  =========    =========      ===========
Weighted average number of common and common
  equivalent shares (1)............................     20,772     21,612     27,374       22,604         30,957
                                                     =========  =========  =========    =========      ===========

                                                                                              FISCAL YEAR
                                                                                    -------------------------------
                                                                                      1993       1994       1995
                                                                                    ---------  ---------  ---------
                                                                                      (IN THOUSANDS, EXCEPT TOTAL
                                                                                    DEACTIVATION SYSTEMS INSTALLED
                                                                                     AND TOTAL SENSORS INSTALLED)
SELECTED OPERATING DATA (unaudited):
Disposable labels sold (during period)............................................    733,530    959,249  1,371,000
Total deactivation systems installed (at period end)..............................     61,417     91,549    140,590
Total sensors installed (at period end)...........................................     91,648    107,068    170,341

                                                                                              AS OF MARCH 31, 1996
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA (unaudited):
Working capital............................................................................  $ 145,709   $ 240,803
Total assets...............................................................................    355,063     450,157
Long-term debt.............................................................................    154,369     154,369
Total debt.................................................................................    208,104     208,104
Shareholders' equity.......................................................................    144,725     239,819

- ------------------
(1) After giving effect to the February 1996 Stock Dividend.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Accordingly, the following factors should be carefully considered in evaluating the Company and its business before purchasing any of such shares.

COMPETITION

     The Company's business is intensely competitive. Competition in the EAS market is principally based upon the technologies underlying security systems, as well as price, breadth and quality of product offering, and service to customers. While there are a number of competitors in the market, Sensormatic, a fully integrated supplier of electronic security systems to retail and other markets, has a dominant market share of the electronic security systems industry, with approximately 65% of the global market for electronic security systems. With total revenues of approximately $889 million for its most recent fiscal year, Sensormatic has economic and other resources substantially greater than those of the Company.

     Within the U.S. market additional competitors include Knogo North America, Inc. ('Knogo'), principally in the retail market and Minnesota Mining and Manufacturing Company, principally in the library market. Within the Company's international markets, mainly Western Europe, Knogo (whose international operations were purchased by Sensormatic on December 29, 1994) and Esselte Meto, along with Sensormatic, are the Company's most significant competitors. On November 30, 1995, the Company acquired all of the stock of Actron Group, Ltd. ('Actron') which had been a principal competitor of the Company in Western Europe.

     Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. See 'Dependence on Patents and Proprietary Technology' below. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

     The Company believes that its patented and proprietary technologies are important to its business and strategies for growth and provide it with distinct competitive advantages. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture. Although the Company is not aware of any significant existing or threatened patent infringement claims asserted against it and does not believe that its products (including products and technologies licensed from others) infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from such claims) will not be asserted against the Company or its customers. The cost to the Company to resolve or settle any such claims could be material.

SINGLE MANUFACTURING SOURCE FOR DISPOSABLE TARGETS

     The Company manufactures all of its disposable targets at its recently constructed, fully integrated facility in Puerto Rico. While the Company has substantial excess capacity at this facility, any event which would significantly reduce production at this facility would materially affect results of operations. The Company has entered into a supply agreement with Tokai Aluminum Foil Co., Ltd. of Japan ('Tokai'), pursuant to which Tokai agrees to supply to the Company a minimum of 15 million targets per month at the Company's request. The Company is currently exploring development of alternative sources for the manufacture of its disposable targets, although no assurance can be given that it will be successful.

EXPOSURE TO INTERNATIONAL OPERATIONS

     Sales of the Company's products outside the United States accounted for approximately 39.4% of net revenues during fiscal year 1994, 38% during fiscal year 1995 and 55.2% in the first quarter of fiscal year 1996. As a result of continued penetration of international markets through internal growth and acquisitions, the Company anticipates that international sales will account for more than 50% of net revenues during fiscal year 1996. Substantial dependence on foreign markets increases the risks associated with economic and other developments in other jurisdictions. In 1993, due to the termination of the Company's European distribution arrangement, the Company moved from indirect sales to direct sales and substantially increased its sales force. As a result, the Company experienced a significant increase in selling and service expenses attributable to foreign operations.

     Prior to fiscal year 1993, substantially all the Company's international sales were made to distributors and were paid in U.S. dollars. Approximately 79.4% of the Company's international sales for fiscal year 1994, 71.8% for fiscal year 1995, and 73.7% in the first quarter of fiscal year 1996, were made in local currencies. Sales denominated in currencies other than U.S. dollars exposes the Company to the risk of currency fluctuations, which can adversely affect results. During fiscal year 1995, currency exchange losses amounted to $198,000 compared to losses of $762,000 for fiscal year 1994. Currency gains for the quarter ended March 31, 1996 amounted to approximately $500,000. The primary reason for the decline in currency exchange losses from 1994 to 1995 was the result of the less volatile nature of the Mexican peso in 1995.

     The Company sells products for foreign sales to its international subsidiaries. The subsidiaries in turn, sell these products to customers in their respective geographic areas of operations in local currencies. This method of sale and resale gives rise to the risk of gains or losses as a result of foreign currency exchange rate fluctuations.

     In order to reduce the Company's exposure resulting from currency fluctuations the Company has been purchasing currency exchange forward contracts on a regular basis. These contracts guarantee a predetermined exchange rate at the time the contract is purchased. This allows the Company to shift the risk, whether positive or negative, of currency fluctuations from the date of the contract to a third party. As of March 31, 1996, the Company had currency exchange forward contracts totalling approximately $11.7 million. The contracts are in the various local currencies covering six of the Company's Western European operations and Canada. The Company's operations in Argentina, Brazil, Mexico and Australia were not covered by currency exchange forward contracts at March 31, 1996.

     The Company is considering a possible increase in the amount of currencies covered by currency exchange forward contracts. In addition, the Company is evaluating the use of currency options in order to reduce the impact that exchange rate fluctuations have on the Company's gross margins for sales made by the Company's international operations. The combination of currency exchange forward contracts and currency options should result in reducing the Company's risks associated with significant exchange rate fluctuations.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The Company's customers are substantially dependent on retail sales which are seasonal and subject to significant fluctuations which are difficult to predict. The Company's sales are impacted by such seasonality and fluctuations. Historically, the Company has experienced lower sales in the first and second fiscal quarters of each year. Disposable tag sales, which accounted for approximately 29% of net revenues in fiscal year 1994 and 26% of net revenues in fiscal year 1995 and which are expected to remain an important contributor to net revenues as more of the Company's EAS systems are installed, are directly tied to retail inventory turnover rates and can also be expected to vary with retailers' seasonal fluctuations.

ACQUISITION STRATEGY

     The Company has adopted a strategy of pursuing strategic acquisitions and start-up opportunities. See 'Business -- Strategy.' The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

DIVIDENDS

     The Company has never paid cash dividends on its Common Stock, does not anticipate paying any cash dividends in the near future and is limited by existing covenants in the Company's debt instruments from paying dividends. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. See 'Common Stock Price Range and Dividends.'

PROPOSED TAX LEGISLATION

     The Company currently derives significant benefits from Section 936 ('Section 936') of the Internal Revenue Code of 1986, as amended (the 'Code').
Section 936 provides that certain U.S. corporations are entitled to a U.S. corporate income tax credit for certain income from Puerto Rican sources. Any limitation or reduction in the scope of Section 936 may increase the Company's effective tax rate. The Revenue Reconciliation Bill of 1995, which has been proposed in the U.S. House of Representatives, would repeal Section 936 over a 10-year period. Likewise, the Senate Finance Committee is considering a bill which would repeal Section 936 over a 7-year period. It is impossible to predict whether legislation affecting Section 936 will be enacted into law or, if so, what form such legislation will take. The Company anticipates that its effective tax rate may increase in fiscal year 1996 and beyond due to (i) increased charges of goodwill amortization which are not deductible for federal tax purposes, (ii) a change in U.S. tax laws resulting in the repeal of Section 936 and (iii) additional taxable income attributable to foreign jurisdictions where tax rates may be marginally higher than in the U.S.

DEDUCTIBILITY OF THE COMPANY'S INTEREST PAYMENTS

     Section 279 ('Section 279') of the Code disallows the deduction of interest paid or accrued with respect to certain subordinated convertible debt which is issued to provide consideration for the acquisition of stock or assets of another corporation ('Section 279 Acquisition Debt'). Such a disallowance applies to the extent interest paid or accrued with respect to Section 279 Acquisition Debt plus interest paid or accrued on other debt incurred to provide consideration for an acquisition of stock or assets exceeds $5 million. Section 279 Acquisition Debt does not include debt issued to provide consideration for the acquisition of stock in, or the assets of, a foreign corporation that derives substantially all of its income from foreign sources during the 3-year period preceding the acquisition. The Company used a substantial portion of the proceeds from the sale of the Debentures in 1995 in a manner so that Section 279 will not apply to disallow a deduction for interest paid or accrued with respect to the Debentures to any material extent. However, there can be no assurance in this regard, and, in any event, it is expected that interest paid or accrued with respect to a portion of the Debentures will figure in the calculation of the $5 million threshold described above. As a result, the Company may be limited in its ability to deduct interest paid or accrued with respect to any
Section 279 Acquisition Debt that may be incurred by the Company in the future. If Section 279 were to disallow any portion of the interest paid or accrued with respect to the Debentures or with respect to other debt of the Company, the Company's effective tax rate would increase.

FEDERAL TRADE COMMISSION INVESTIGATION

     On February 14, 1996, the United States Federal Trade Commission ('FTC') began an investigation of the retail security systems industry. The probe was launched under the premise of anticompetitive practices within the industry whereby certain retail-trade groups limited the autonomy of smaller retailers by supporting specific security systems. The Company along with Sensormatic Electronics Corporation, Minnesota Mining and Manufacturing, and other industry participants, received subpoenas requesting certain documents and communications necessary for the investigation. There can be no assurance that the FTC will reach the conclusion that the Company had not engaged in anticompetitive practices; however the Company does not believe that any legal or regulatory infraction will be found on its part.

                                  THE COMPANY

OVERVIEW

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994, 32% for fiscal year 1995, and 34% for the first quarter of fiscal year 1996. The Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost. The Company believes that the net proceeds from the sale of the shares of Common Stock offered hereby will provide it with the additional capital resources necessary to continue to implement the Company's business strategy, which focuses on capitalizing on retailers' increasing attention to theft prevention through use of the Company's proprietary RF technology-based products. See 'Use of Proceeds.'

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise. The Company's products also help to reduce retailer selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target, Eckerd's and Walgreens in the U.S. and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe.

     Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. These objectives will be attained by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations. The Company is focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer.

     The Company has its principal executive offices at 101 Wolf Drive, Thorofare, New Jersey 08086, (609) 848-1800.

COMPANY HISTORY

     In 1969, the Company was incorporated in Pennsylvania as a wholly-owned subsidiary of Logistics Industries Corporation. In 1977, Logistics, pursuant to the terms of its merger into Lydall, Inc., distributed the Company's Common Stock to Logistics' shareholders as a dividend. In February, 1986, the Company acquired Sielox Systems, Inc., which developed, produced and marketed electronic access control systems for use in commercial and institutional applications. In August 1990, Sielox's operations were combined with the Company's. In February 1995, the Company acquired Alarmex, Inc. ('Alarmex') which designs and markets CCTV, POS monitoring, burglar and fire alarm systems. Alarmex also provides related central station monitoring services. In November 1995, the Company acquired Actron which manufactures, sells and distributes radio frequency electronic security systems to the retail industry throughout Western Europe. In March 1996, the Company acquired Mercatec Sistemas e Comercio de Equipamentos Electronicos Ltda. ('Mercatec') a leading supplier of EAS systems and CCTV systems to retailers in Brazil.

                                USE OF PROCEEDS

     The net proceeds from the sale of shares of Common Stock offered hereby are estimated to be approximately $___ million ($___ million if the Underwriter's over-allotment option is exercised in full). These proceeds are expected to be used for general corporate purposes including the following: (i) for potential strategic acquisitions and related start-up operations to enhance both product line diversification within the Company's core business and greater distribution opportunities and alliances and (ii) to provide the necessary capital to enable the Company to finance internally the leasing of equipment to retailers under long-term leases.

     The Company continues to explore strategic acquisitions in the areas described in the preceding paragraph. The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable. The Company is not currently engaged in any material negotiations with respect to any particular acquisition. If the Company is unable to consummate any particular acquisition, the proceeds will be applied to alternative start-up operations or capital expenditures.

     The foregoing represents the Company's best estimate of the allocation of the net proceeds of the sale of shares of Common Stock offered hereby based upon current economic and industry conditions and the current state of its business operations and plans. Pending the application of the proceeds, the Company intends to invest such proceeds in short-term, investment-grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and total capitalization of the Company at March 31, 1996, and as adjusted to give effect to the sale of the shares of the Common Stock offered hereby and the application of the net proceeds therefrom as described under 'Use of Proceeds.' This table should be read in conjunction with 'Use of Proceeds,' 'Selected Historical Financial Information,' and the consolidated financial statements of the Company appearing elsewhere, or incorporated by reference, in this Prospectus.

                                                                                           MARCH 31, 1996
                                                                                      ------------------------
                                                                                        ACTUAL     AS ADJUSTED
                                                                                      -----------  -----------
                                                                                           (IN THOUSANDS)
Current portion of long-term debt...................................................  $     2,970   $   2,970
                                                                                      ===========   ==========
Long-term debt (less current portion):
  Term Debt.........................................................................  $    34,369   $  34,369
  5 1/4% Convertible Subordinated Debentures due 2005...............................  $   120,000   $ 120,000
                                                                                      -----------  -----------
     Total long-term debt (less current portion)....................................  $   154,369   $ 154,369
                                                                                      -----------  -----------
Shareholders' equity:
  Preferred stock, no par value, authorized 500,000 shares, none issued.............           --          --
  Common Stock, par value $.10 per share, 100,000,000 shares authorized, 30,838,014 shares issued and outstanding; 34,338,014 shares issued and outstanding (as
     adjusted)......................................................................  $     3,084   $   3,434(1)
  Additional capital................................................................       88,172     182,916(1)
  Retained earnings.................................................................       61,144      61,144
  Common stock in treasury, at cost, 1,598,000......................................       (5,664)     (5,664)
  Foreign currency adjustments......................................................       (2,011)     (2,011)
                                                                                      -----------  -----------
     Total shareholders' equity.....................................................  $   144,725   $ 239,819
                                                                                      -----------  -----------
        Total capitalization........................................................  $   299,094   $ 394,188
                                                                                      ========================

- ------------------
(1) Reflects the issuance and sale of 3,500,000 shares of the Common Stock offered hereby (assuming an offering price of $28.75 per share based upon the closing price on May 2, 1996) less underwriting discounts and offering expenses.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Checkpoint's Common Stock is listed on the NYSE under the symbol CKP. Trading on such exchange commenced on October 29, 1993, prior to which Checkpoint's Common Stock was traded on the Nasdaq National Market under the symbol CHEK. The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported on the NYSE Composite Tape commencing October 29, 1993 after giving retroactive effect to the 100% stock dividend declared January 4, 1996, which was issued on February 22, 1996, to the holders of record on January 18, 1996 ( the 'February 1996 Stock Dividend').

                                                                             HIGH        LOW
                                                                          ----------  ----------
Fiscal Year 1994
  First Quarter.........................................................       7 1/4      5 3/16
  Second Quarter........................................................       8 5/8       6 3/8
  Third Quarter.........................................................      9 7/16      7 7/16
  Fourth Quarter........................................................      10 3/4      8 3/16

Fiscal Year 1995
  First Quarter.........................................................      12 1/2     7 15/16
  Second Quarter........................................................      11 7/8      8 3/16
  Third Quarter.........................................................     13 7/16     10 1/16
  Fourth Quarter........................................................      19 1/2          12

Fiscal Year 1996
  First Quarter.........................................................      25 1/8      17 7/8
  Second Quarter (through May __, 1996).................................          --      24 7/8

     A recent reported last sale price per share for the Company's Common Stock on the NYSE is set forth on the cover page of this Prospectus.

     The Company has never paid a cash dividend on its Common Stock and does not anticipate paying any cash dividends in the near future. The Company has retained, and expects to continue to retain, its earnings for reinvestment in its business. The payment of dividends in the future will depend on the financial condition and results of operations of the Company, its cash needs and other factors deemed relevant by the Board of Directors. In addition, certain covenants in the Company's debt instruments limit the amounts available for dividends on its common stock. See 'Description of Capital Stock -- Common Stock' and 'Risk Factors -- Dividends.'

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The selected historical financial information presented below has been derived from the consolidated financial statements of the Company. The consolidated financial statements of the Company as of December 25, 1994 and December 31, 1995, and for each of the three fiscal years in the period ended December 31, 1995 are included elsewhere in this Prospectus, or incorporated herein by reference, and have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, whose report thereon is also included herein. The historical consolidated financial data for the thirteen week periods ended March 26, 1995 and March 31, 1996 have been derived from unaudited consolidated financial statements. In the opinion of Company management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, necessary to present fairly the financial position of the Company at March 26, 1995 and March 31, 1996 and the results of operations for the thirteen week periods then ended. The results of operations for the thirteen weeks ended March 31, 1996 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year, 1996. The information presented below should be read in conjunction with, and is qualified by, 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's consolidated financial statements and related notes included elsewhere in this Prospectus, or incorporated herein by reference.

                                                        FISCAL YEAR                               13 WEEKS
                                   -----------------------------------------------------  ------------------------
                                                                                           MARCH 26,    MARCH 31,
                                     1991       1992       1993       1994       1995        1995         1996
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                           (IN THOUSANDS EXCEPT PER SHARE DATA)                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues.....................  $  52,943  $  72,166  $  93,034  $ 128,331  $ 204,741   $  37,360    $  66,994
Cost of revenues.................     28,479     38,650     54,421     66,360    114,044      21,269       39,556
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
Gross profit.....................     24,464     33,516     38,613     61,971     90,697      16,091       27,438
Selling, general and
  administrative expenses........     23,646     28,342     39,238     50,243     71,642      14,627       22,259
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
  Operating income (loss)........        818      5,174       (625)    11,728     19,055       1,464        5,179
Contract settlement income.......         --         --      3,500         --         --          --           --
Interest expense, net............        183        283        477      2,589      2,259         887        1,324
Other income (expense)...........         --         --       (327)      (762)      (198)       (286)         478
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
  Income before income taxes.....        635      4,891      2,071      8,377     16,598         291        4,333
Income taxes.....................        127        463        456      2,094      5,189          87        1,387
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
  Net earnings...................  $     508  $   4,428  $   1,615  $   6,283  $  11,409   $     204    $   2,946
                                   =========  =========  =========  =========  =========  ===========  ===========
Net earnings per share(1)........  $     .03  $     .23  $     .08  $     .29  $     .42   $     .01    $     .10
Weighted average number of common
  and common equivalent shares
  (in thousands)(1)..............     19,182     19,902     20,772     21,612     27,374      22,604       30,957
SELECTED OPERATING DATA (unaudited):
Disposable labels sold (during
  period, in thousands)..........    537,833    691,494    733,530    959,249  1,371,000     238,449      458,851
Total deactivation systems
  installed (at period end)......     30,003     43,771     61,417     91,549    140,590     101,519      160,128
Total sensors installed (at
  period end)....................     58,859     70,256     91,648    107,068    170,341     112,346      178,950
BALANCE SHEET DATA (unaudited)
  (END OF PERIOD):
Working capital..................  $  14,245  $  25,792  $  27,984  $  39,427  $ 148,074   $  51,597    $ 145,709
Total assets.....................     57,675     74,333    104,999    127,925    362,151     154,485      355,063
Long-term debt...................        783      9,322     24,302     35,556    155,674      59,758      154,369
Total debt.......................      7,005     10,614     28,399     42,262    222,259      88,641      208,104
Shareholders' equity.............     42,087     51,061     53,779     61,303    137,658      64,573      144,725

- ------------------
(1) After giving effect to the February 1996 Stock Dividend

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

OVERVIEW

     The Company is a designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. Beginning in September 1991, the Company's current management adopted a strategy which focused on introducing new products to meet retailers' needs, moving to direct distribution internationally through strategic acquisitions increasing the number of direct sales and service personnel and making substantial investments in its manufacturing facilities in the Caribbean to increase its manufacturing capacity and further integrate the manufacturing of its disposable targets. As a result of this strategy the Company has experienced a compound annual revenue growth of approximately 40% since 1991. During 1995, two strategic acquisitions were made: (i) the acquisition of Alarmex on February 1, 1995 which allowed the Company to increase its product offerings of CCTV equipment along with burglar and fire alarm systems to retailers and (ii) the purchase of Actron on November 30, 1995 which had been a principal competitor to the Company's EAS operations in Western Europe over the last several years.

NET REVENUES

     The Company's unit volume is driven by product offerings, number of direct sales personnel, recurring revenues and, to some extent, prices. Since 1991, the Company's unit volume of sales has increased dramatically. During that time the Company has introduced approximately 60 new products. Increases in the Company's U.S. direct sales personnel and, through various acquisitions, the establishment of a direct sales force in thirteen other countries, have resulted in the Company's total sales force growing to approximately 267 as of December 1995 as compared to 47 as of September 1991. In addition, sales of the Company's disposable targets and field service revenues related to sensors and deactivation units provide a significant and growing source of recurring revenues. The Company's increasing base of installed systems also results in additional unit volume. For fiscal year 1995, approximately 32% of the Company's net revenues were attributable to sales of disposable targets and service to its installed base of customers.

     The Company's unique and proprietary product line has enabled it to increase its domestic prices over the past four years. These price increases, however, have been substantially offset by volume discounts offered to national retailers. Internationally, in fiscal year 1993 prices were favorably impacted by moving to direct sales in various countries. In fiscal years 1994 and 1995, however, intense price competition in Western Europe significantly impacted selling prices as competitors moved to protect market share. This price sensitivity in Western Europe may be reduced as a result of the Company's recent acquisition of Actron, a major competitor to the Company during the last several years.

COST OF REVENUES

     The principal elements comprising cost of revenues are product cost, development cost and field and installation cost.

     Across all of the Company's product lines, product costs average approximately 45% of net revenues. The components of cost of revenues are as follows: 71% -- material, 15% -- labor, and 14% -- manufacturing overhead. The primary raw materials used in the manufacture of the Company's products include
(i) electronic components for its systems, (ii) aluminum foil, resins, and paper used for its disposable tags, and (iii) ferric chloride solutions for the Company's etching operation of disposable tags and printed circuit boards. Although aluminum, resins and paper are subject to some commodity pricing, in recent years the Company has generally been able to offset price increases through volume purchasing and manufacturing efficiencies.

     The Company believes that its manufacturing know-how and efficiencies relating to disposable and reusable tags give it a significant cost advantage over its competitors. The Company expects volume increases to result in a decrease of product cost as a percentage of net revenues because the Company's substantial available manufacturing capacity allows it to distribute its fixed manufacturing costs over more units.

     For fiscal year 1995, field service and installation costs approximated 8% of net revenues and include ongoing product service costs and installation costs. The Company believes that it has and will continue to make product design changes which improve product performance and result in easier installation, thereby reducing these costs as a percentage of net revenues over time.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     For fiscal year 1995, sales, marketing and customer service comprised approximately 60% of all selling, general and administrative expenses. Selling, general and administrative ('SG&A') expenses have increased significantly due to an expansion of the Company's sales force both domestically and internationally (through acquisitions) from a September 1991 sales force of 47 people to a December 1995 sales force of approximately 267. During this same period, significant investment was also made in the establishment of a multidisciplined product management team and a professional customer service organization.

TAXES

     The Company's net earnings generated by the operations of its Puerto Rican subsidiary are exempt from Federal income taxes under Section 936 of the Code and are substantially exempt from Puerto Rican income taxes. As a result, the Company's effective tax rate for fiscal 1995 was 31%. The Revenue Reconciliation Bill of 1995, which has been proposed in the U.S. House of Representatives, would repeal Section 936 over a 10-year period. Likewise, the Senate Finance Committee is considering a bill which would repeal Section 936 over a 7-year period. The Company anticipates that its effective tax rate may increase in fiscal year 1996 and beyond due to (i) increased charges of goodwill amortization which are not deductible for federal tax purposes, (ii) a change in U.S. tax laws resulting in the repeal of Section 936 and (iii) additional taxable income attributable to foreign jurisdictions where tax rates may be marginally higher than in the U.S.

EXPOSURE TO INTERNATIONAL OPERATIONS

     Prior to fiscal year 1993, substantially all the Company's international sales were made to distributors and were paid in U.S. dollars. As a result of the Company's strategy to increase its direct sales to customers (as opposed to sales through independent distributors), approximately 72% of the Company's international sales for fiscal year 1995 were made in local currencies. This increase in sales denominated in currencies other than U.S. dollars increases the Company's potential exposure to currency fluctuations which can adversely affect results. During fiscal year 1995, currency exchange losses amounted to $198,000 compared to losses of $762,000 for fiscal year 1994.

     The Company sells product for international sales to its international subsidiaries. The subsidiaries, in turn, sell these products to customers in their respective geographic areas of operation in local currencies. This method of sales and resale gives rise to the risk of gains or losses as a result of currency exchange rate fluctuations.

     In order to reduce the Company's exposure resulting from currency fluctuations the Company has been purchasing currency exchange forward contracts on a regular basis. These contracts guarantee a predetermined exchange rate at the time the contract is purchased. This allows the Company to shift the risk, whether positive or negative, of currency fluctuations from the date of the contract to a third party. As of March 31, 1996 the Company had currency exchange forward contracts totaling approximately $11.7 million. The contracts are in the various local currencies covering the Company's Western European operations and Canada. The Company's operations in Argentina, Brazil, Mexico and Australia were not covered by forward exchange contracts at March 31, 1996.

     The Company is considering increasing the amount of currencies covered by forward exchange contracts during fiscal year 1996. In addition, the Company is evaluating the use of currency options in order to reduce the impact that exchange rate fluctuations have on the Company's gross margins for sales made by the Company's international operations. The combination of forward exchange contracts and currency options should result in reducing the Company's risks associated with significant exchange rate fluctuations. The Company had no currency options outstanding as of March 31, 1996.

SEASONALITY

     The Company's customers are substantially dependent on retail sales which are seasonal and subject to significant fluctuations which are difficult to predict. The Company's sales are impacted by such seasonality and fluctuations. Historically, the Company has experienced lower sales in the first and second quarters of each year.

ACQUISITION OF ACTRON GROUP LIMITED

     On November 30, 1995 the Company completed the purchase from ADT (UK) Limited all capital stock of Actron. The purchase price was $54 million cash, subject to certain possible downward adjustments. Actron manufactures, sells and distributes radio frequency electronic security systems to the retail industry throughout Western Europe. For the year ended December 31, 1994 Actron had revenues of approximately $50 million. The Company believes that the acquisition of Actron will result in (i) consolidation of critical mass in the Western European market leading eventually to a more rational product offering and pricing, (ii) possible cost savings as duplicative expenses are eliminated through consolidation, (iii) additional patent protection and (iv) a lower cost structure. Management expects that the acquisition of Actron will be dilutive for the first six months of 1996 but should be accretive for 1996 as a whole. In April 1996, the purchase price was reduced by $2.5 million to $51.5 million resulting from adjustments pursuant to the purchase agreement.

     In connection with the acquisition of Actron, an accrual was established to integrate Actron's operations with the Company's existing sales and production locations. Included in this accrual of $10.4 million are: (i) costs associated with the elimination of approximately 70 manufacturing and field service positions from the Actron operation (approximately $7.7 million), (ii) costs related to the elimination of redundant sales locations (approximately $1.8 million), and (iii) ancillary costs (approximately $0.9 million). This accrual is included as part of the purchase price and is included in the 'Other Current Liabilities' section of the Company's 1995 consolidated balance sheet. The integration of Actron's operations is anticipated to be completed in the second quarter of 1996. Actual charges to complete the integration may exceed the estimates. Any additional charges in excess of the accrual will be charged to excess of acquisition cost over net assets acquired.

RESULTS OF OPERATIONS
FIRST QUARTER 1996 COMPARED TO FIRST QUARTER 1995

OVERVIEW

     During the first quarter of 1996 revenues increased by approximately $29.6 million (or 79.3%) over the first quarter of 1995. Cost of revenues were higher than in the first quarter of 1995 as a percentage of sales (from 56.9% to 59.0%). The increase in cost of revenues was primarily the result of sales of Actron products which carry a lower gross margin. SG&A expenses increased $7.7 million but declined as a percentage of revenues by 6.0% (from 39.2% to 33.2%). Income from operations increased $3.7 million (from $1.5 million to $5.2 million). Net earnings for the first quarter of 1996 increased by $2.7 million (from $0.2 million to $2.9 million) resulting in earnings per share of $0.10 for the first quarter of 1996 versus $0.01 achieved in last year's first quarter.

NET REVENUES

     Net revenues for the first quarter of 1996 increased approximately $29.6 million (or 79.3%) over the first quarter of 1995 (from $37.4 million to $67.0 million). Domestic and international net revenues accounted for approximately 44.8% and 55.2%, respectively, of total net revenues compared to 63.1% and 36.9% for last year's similar quarter. Domestic retail EAS net revenues increased $6.1 million (or 41.4%) primarily as a result of increased unit sales resulting from various chain wide installations. International EAS net revenues increased $22.7 million (or 166.5%) primarily as a result of: higher unit sales volume generated by the Company's operations in Europe ($17.4 million) which was positively impacted by the Company's recent acquisition of Actron (approximately $12.0 million) and increased sales to a major customer in Spain ($4.1 million). In addition, the Company's Canadian operations realized a significant sales increase ($4.0 million). Sales of the Company's Alarmex and CCTV product lines increased by 13.3% (from $6.4 million to $7.2 million) over the prior year's quarter. The Company's Access Control product line had sales growth of 3.8% (from $1.5 million to $1.6 million) compared to the prior year's first quarter.

COST OF REVENUE

     Cost of revenues increased approximately $18.3 million (or 85.9%) over the first quarter of 1995 (from $21.3 million to $39.6 million). As a percentage of net revenues, costs of revenues increased 2.1% (from 56.9% to 59.0%) compared to the prior year's first quarter. This increase was primarily due to the significant amount of Actron inventory which was sold by the Company during the quarter which had been originally produced or purchased at a greater cost than the Company's other EAS products. The Company is in the process of closing Actron's high cost European manufacturing facility and moving production to the Company's lower cost Caribbean based facilities. The Company expects this relocation of production to be substantially complete by the end of the second quarter of fiscal year 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses increased $7.7 million (or 52.2%) over the first quarter of 1995 (from $14.6 million to $22.3 million). As a percentage of net revenues, however, SG&A expenses decreased by 6.0% (from 39.2% to 33.2%). The higher expenses (in dollars) were due to: (i) approximately $3.5 million increase in variable selling costs to support the increase in revenues, (ii) approximately $3.5 million increase in general and administrative costs, and (iii) approximately $0.7 million related to the amortization of goodwill and intangibles generated from the Actron acquisition.

INTEREST EXPENSE

     Interest expense for the first quarter of 1996 increased $1.2 million (from $1.1 million to $2.3 million) primarily as a result of interest on the Debentures.

INCOME TAXES

     The effective tax rate of 32.0% is higher than the effective tax rate during the first quarter of 1995 of 29.9%. This is primarily due to (i) higher taxable income attributable to foreign jurisdictions where tax rates are marginally higher than the U.S., and (ii) higher charges for amortization of goodwill and intangibles resulting from the Actron acquisition which are not tax deductible.

NET EARNINGS

     Net earnings were $2.9 million or $0.10 per share versus $.2 million or $0.01 per share for the prior year's first quarter. The weighted average number of common and common equivalent shares used in the earnings per share computation (adjusted for the February 1996 Stock Dividend) for the first quarter of 1996 has increased substantially compared to the prior year's quarter (from 22.6 million to 31.0 million) primarily due to (i) shares issued as part of the Alarmex acquisition (401,434) and (ii) shares issued during the second quarter of 1995 in connection with the Company's secondary equity offering (6,173,200). The balance of the increase was attributable to the exercise of stock options and an increase in common stock equivalents (stock options outstanding).

EXPOSURE TO INTERNATIONAL OPERATIONS

     Approximately 73.7% of the Company's international sales during the first quarter of 1996 were made in local currencies. Sales denominated in currencies other than U.S. dollars increase the Company's potential exposure to currency fluctuations which can affect results. During the first quarter of 1996, currency exchange gains amounted to approximately $0.5 million compared to losses of $0.3 million in the first quarter of 1995. Management cannot predict with any degree of certainty the future impact that changes in currency exchange rates will have on its operations.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

OVERVIEW

     In fiscal year 1995 revenues increased by approximately $76.4 million (or 59.6%) over fiscal year 1994. For the year, cost of revenues in the Company's operations (excluding Alarmex and Actron) were slightly lower than in 1994 as a percentage of sales (from 51.7% to 50.8%). Including the Alarmex operations and the one month of operations for Actron, cost of revenues increased by 4.0% (from 51.7% to 55.7%). SG&A expenses increased $21.4 million but declined as a percentage of revenues by 4.2% (from 39.2% to 35.0%). Income from operations increased $7.4 million (from $11.7 million to $19.1 million). Net earnings for fiscal year 1995 increased by $5.1 million (from $6.3 million to $11.4 million) resulting in earnings per share of $0.42 for fiscal year 1995 versus $0.29 achieved in fiscal year 1994.

NET REVENUES

     Net revenues increased approximately $76.4 million (or 59.6%) over fiscal year 1994 (from $128.3 million to $204.7 million). Domestic and international net revenues accounted for approximately 62.3% and 37.7%, respectively, of total net revenues compared to 60.6% and 39.4% in fiscal year 1994. Domestic retail EAS net revenues increased $16.2 million (or 24.6%) primarily as a result of increased unit sales resulting from several chain wide installations. International EAS net revenues increased $26.7 million (or 52.7%) primarily as a result of higher unit sales volume generated by the Company's operations in Europe ($24.8 million) including sales to a major customer in Spain ($10.7 million) and one month of sales of Actron ($2.6 million). Sales by the Company's Alarmex subsidiary, which was acquired during the first quarter of 1995, contributed $33.2 million in revenues. The Company's Access Control product line had sales growth of 16% (from $6.1 million to $7.1 million) compared to fiscal year 1994.

COST OF REVENUES

     Cost of revenues increased approximately $47.6 million (or 71.8%) over fiscal year 1994 (from $66.4 million to $114.0 million). As a percentage of net revenues, cost of revenues increased 4.0% (from 51.7% to 55.7%) compared to fiscal year 1994. This increase was primarily due to lower gross margins generally associated with the Alarmex operations and to a lesser extent the one month of operating results from Actron. Cost of revenues related to the Company's traditional EAS product lines decreased by 0.9% (from 51.7% to 50.8%) primarily resulting from increased production volumes and manufacturing efficiencies offset partially by volume pricing to significant customers which are implementing EAS systems chain wide combined with pricing pressure on the Company's Western European operations.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses increased $21.4 million (or 42.6%) over fiscal year 1994 (from $50.2 million to $71.6 million). As a percentage of net revenues, however, SG&A expenses decreased by 4.2% (from 39.2% to 35.0%). The higher expenses (in dollars), were due to: (i) approximately $13.3 million increase in expenditures supporting the Company's EAS business, (ii) approximately $6.4 million of SG&A expenses related to the Alarmex operations, including amortization of goodwill and (iii) approximately $1.7 million related to the one month of operations and restructuring charges from the Actron acquisition.

INTEREST EXPENSE

     Interest expense for fiscal year 1995 increased $2.0 million (from $3.1 million to $5.1 million) primarily as a result of interest on the issuance of a $15.0 million note in connection with the Alarmex acquisition which was completed in February of 1995 combined with interest expense generated from the issuance of the Debentures.

INCOME TAXES

     The effective tax rate of 31.3% is higher than the effective tax rate used in fiscal year 1994 of 25.0%. This is primarily due to (i) higher taxable income attributable to foreign jurisdictions where tax rates are marginally higher than the U.S., (ii) a marginally higher tax rate on the earnings generated by the Company's Alarmex subsidiary versus the Company's domestic EAS operations and
(iii) losses resulting from the one month operations of Actron which did not generate any tax benefit.

NET EARNINGS

     Net earnings were $11.4 million or $0.42 per share versus $6.3 million or $0.29 per share for fiscal year 1994. The weighted average number of common and common equivalent shares used in the earnings per share computation (adjusted for the two-for-one stock split of February 1996 Stock Dividend) for fiscal year 1995 has increased substantially compared to the prior year (from 21.6 million to 27.4 million) primarily from: (i) Company shares issued as part of the Alarmex acquisition (401,434) and (ii) shares issued during the second quarter in connection with the Company's recent equity offering (6,173,200) which is further discussed in 'Liquidity and Capital Resources'.

EXPOSURE TO INTERNATIONAL OPERATIONS

     Approximately 72% of the Company's international sales during fiscal year 1995 were made in local currencies. Sales denominated in currencies other than U.S. dollars increased the Company's potential exposure to currency fluctuations which can affect results. For fiscal year 1995, currency exchange losses amounted to approximately $0.2 million compared to losses of $0.8 million for fiscal year 1994.

FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

OVERVIEW

     In fiscal year 1994, the Company began to realize the full impact of acquisitions completed and new products introduced in fiscal year 1993. Net revenues increased by approximately $35.3 million over fiscal year 1993. Continued improvements in the cost of revenues as a percentage of net revenues resulted in a significant increase in incremental gross profit from that obtained in fiscal year 1993. This improvement was driven primarily by increased efficiencies in manufacturing (achieved through (i) closure of a high cost European manufacturing operation, (ii) improvement in manufacturing efficiencies of existing as well as newer generation products introduced in 1993 and (iii) higher unit volumes (contributing significantly to more efficient overhead absorption)) in Western Europe as a result of Company-sponsored direct sales activities, (offset, however, by significant price reductions as a result of intense price competition). These factors combined to produce operating income of approximately $11.7 million during fiscal year 1994 compared to an operating loss of $0.6 million in fiscal year 1993.

NET REVENUES

     Net revenues increased $35.3 million (or 37.9%) over fiscal year 1993 (from $93.0 million to $128.3 million). Domestic and international net revenues accounted for approximately 60.6% and 39.4%, respectively, of total net revenues compared to 64.1% and 35.9% in fiscal year 1993. Domestic EAS net revenues increased $17.1 million (or 31.3%) primarily as a result of increased unit sales. In addition, higher prices in certain product offerings and increases in recurring service revenues also contributed to the increase. International EAS net revenues increased $17.2 million (or 51.5%) primarily as a result of higher prices received by the Company as a result of direct sales as compared to selling through distributors. However, during fiscal year 1994 the Company's operations in Western Europe were significantly impacted by severe price competition as a result of ongoing efforts by competitors in that area to retain their respective market shares. These price reductions negatively impacted the Company's earnings from its international operations by approximately $3.0 million.

COST OF REVENUES

     Cost of revenues increased approximately $12.0 million (or 21.9%) over fiscal year 1993 (from $54.4 million to $66.4 million). As a percentage of net revenues, however, cost of revenues decreased 6.8% (from 58.5% to 51.7%) compared to fiscal year 1993 primarily due to (i) increased production volumes resulting in favorable overhead absorption combined with greater manufacturing efficiencies, (ii) the relocation of European production into lower cost Caribbean based facilities and (iii) increased manufacturing efficiencies of existing as well as newer generation products introduced in fiscal year 1993. Combined, these items resulted in lowering production cost as a percentage of revenues by 1.8% (from 41.7% to 39.9%). Lower spending on research and development from the prior year (from $5.4 million to $4.9 million) as a result of the completion of new products during the past several years also contributed to reducing costs as a percentage of revenues by 2.0%. In addition, the Company's service costs were positively impacted by the introduction of new deactivation products, Counterpoint IV and V, with their increased deactivation heights thereby reducing the frequency of customers' failure to deactivate disposable labels. Increased service revenues without the cost for proportionately greater service personnel resulted in reducing service costs as a percentage of revenues by 3.0%.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses increased $11.0 million (or 28.1%) over fiscal year 1993 (from $39.2 million to $50.2 million). As a percentage of net revenues, however, SG&A expenses decreased by 3.0% (from 42.2% to 39.2%). The higher expenses (in dollars) were due to (i) increases in variable selling expenses resulting from higher domestic sales (an increase of approximately $1.0 million versus fiscal year 1993) and (ii) increases in SG&A expenses resulting from the acquisitions made in fiscal year 1993 (an increase of approximately $9.0 million versus fiscal year 1993).

NET EARNINGS

     Net earnings were $6.3 million or $0.29 per share versus $1.6 million or $0.08 per share for fiscal year 1993. The results for fiscal year 1993, however, include a one-time benefit of $3.5 million ($2.7 million after tax) from a settlement of a contract dispute with the Company's former exclusive distributor for Western Europe.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs have related to, and are expected to continue to relate to, capital investments, acquisitions and working capital requirements. The Company has met its liquidity needs over the last three years primarily through funds provided by long-term borrowings and in fiscal 1995, through the issuance of common stock in an underwritten public offering and the issuance of the Debentures.

     The Company's operating activities during the first quarter of 1996 consumed approximately $4.0 million compared to $7.6 million during the first quarter of 1995. This use of cash was primarily the result of (i) an increase in long term customer contracts made under the Company's comprehensive target program and sales type leases, (ii) payments made on accounts payable acquired as part of the Actron transaction and (iii) restructuring costs that the Company initiated as part of the integration of its European operations.

     The Company's operating activities consumed approximately $14.8 million during fiscal year 1995 compared to $7.6 million in fiscal year 1994. This use of cash was primarily the result of (i) an increase in accounts receivable levels related to greater sales volumes, and (ii) an increase in finished goods inventories in order to place equipment at customer's locations under operating lease agreements and to meet anticipated product demand.

     During fiscal year 1995 the Company also completed a private placement of debt totaling $15.0 million. A significant portion of the proceeds, approximately $13.0 million, was used for the acquisition of Alarmex (see Note 17 of the Notes to Consolidated Financial Statements) and the repayment of existing debt owed by Alarmex at the time of acquisition. The balance of the proceeds, approximately $2.0 million, was used for general corporate purposes. During the third quarter of 1995, the Company entered into an amended and restated $60.0 million revolving credit agreement with a group of banks to replace the existing $25.0 million in revolving credit indebtedness which had been established during the first quarter of 1995. This amended and restated agreement is a three year agreement which expires on June 1, 1998 (see Note 5 of the Notes to Consolidated Financial Statements).

     The Company also completed the sale of approximately 6.2 million shares of Common Stock during the second quarter of fiscal year 1995 pursuant to an underwritten public offering. The net proceeds received by the Company from this offering approximated $54.7 million. Of these proceeds, $25 million was used to reduce in its entirety the amount outstanding under the Company's revolving credit line. The balance of the proceeds were allocated for general corporate purposes including (i) funding strategic acquisitions or start-up opportunities, and (ii) funding the Company's leasing programs.

     The Company capital expenditures during the first quarter of 1996 totalled $2.2 million compared to $2.3 million during the first quarter of 1995. The Company's capital expenditures during fiscal year 1995 totaled $9.4 million compared to $4.5 million during fiscal year 1994. Notwithstanding the slight quarter-to-quarter reduction, the Company expects to continue to make investments in property, plant and equipment at levels higher than the last several years. These capital expenditures will generally relate to expanding, improving and maintaining plant efficiency at the Company's various production facilities located in the Caribbean and enhancing distribution capabilities and efficiencies worldwide. As part of this expansion, the Company plans to increase the current annual production capacity of disposable labels from approximately three billion to approximately five billion by the second half of 1997. In addition, and as part of its continuing strategy to expand international direct distribution, the Company is currently in the process of establishing its own centralized Western European distribution center. Total capital expenditures in 1996 is expected to approximate $14.0 million.

     During fiscal year 1995 the Company generated approximately $116.0 million from the issuance of the Debentures (see Note 6 of the Notes to Consolidated Financial Statements). These proceeds were allocated by the Company in the following manner: (i) approximately $55 million was used for the completed acquisition of Actron and related transaction costs; (ii) approximately $25 million for potential strategic acquisitions and related start-up operations and capital expenditures in the following areas: international direct distribution, expanded manufacturing capacity and product line diversification within the Company's core business; and (iii) the balance to provide capital to enable the Company to lease equipment to retailers under long-term leases (in order to promote sales of disposable tags) and for general corporate purposes.

     The Company has never paid a cash dividend and has no plans to do so in the foreseeable future. Certain covenants in the Company's debt instruments limit the amounts available for cash dividends.

                                    BUSINESS

OVERVIEW

     Checkpoint is a designer, manufacturer and distributor of integrated electronic security systems utilizing proprietary RF technologies -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems. Over the past four years, the Company has achieved substantial growth, both through internal expansion and acquisitions, as a result of the repositioning of the Company by current management through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. The Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

     The Company's key product offerings use a low-cost disposable, paper-thin target which triggers an alarm when passed through the Company's sensors at the point of exit from the retail site. These disposable targets, which are manufactured using the Company's proprietary technology at its state-of-the-art facility in Puerto Rico, can be easily installed on products or within packaging at the retail outlet or at the product manufacturing source and can be easily deactivated without locating the tag. Sales of these disposable targets and field service of their associated sensors and deactivation units provide a significant and growing source of recurring revenues and accounted for approximately 37% of the Company's net revenues for fiscal year 1994, 32% for fiscal year 1995 and 34% for the first quarter of fiscal year 1996. The Company's manufacturing facilities have the current capacity to produce up to three billion disposable RF targets per year at a low cost.

     The Company believes that the net proceeds from the sale of the shares of Common Stock offered hereby will provide it with the additional capital resources necessary to continue to implement the Company's business strategy, which focuses on capitalizing on retailers' increasing attention to theft prevention through use of the Company's proprietary RF technology-based products.

     The Company's diversified product lines are designed to help retailers prevent losses caused by theft (both by customers and employees) while at the same time enabling retailers to capitalize on consumer impulse buying by openly displaying higher volume, higher margin merchandise, and to reduce associated selling costs through lower staff requirements. The Company's broad and flexible product lines, marketed and serviced by its extensive sales and service organization, have helped the Company emerge as the preferred supplier to such hard goods retail chains as Caldor, Circuit City, Eckerd's, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target and Walgreens in the U.S., and Dixons, All Sport, British Shoe, Corte Ingles, FNAC and GB in the U.K. and Western Europe.

THE RETAIL OPPORTUNITY

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandisers and music/electronics) and soft goods (apparel). The U.S. Department of Commerce estimates that over 15% of retail costs are attributable to inventory shrinkage (the value of goods which are not paid for). Shrinkage is caused primarily by shoplifting and employee theft. Industry sources estimate that shrinkage is a $30 billion annual problem for the U.S. retail industry and a concern of at least a comparable magnitude throughout the rest of the world. Sophisticated data collection systems (primarily barcode scanners) available to retailers have highlighted the shrinkage problem and, consequently, retailers now realize that the implementation of an effective electronic security system can significantly increase profitability. Accordingly, the retail industry is becoming increasingly focused on theft prevention. An effective EAS program can reduce the loss from shrinkage by over 50%. Since the U.S. Department of Commerce estimates that over 15% of retail costs are a result of theft, a significant decline in shrinkage can result in a substantial jump in profits for retailers by (i) reducing the amount of merchandise that leaves stores without being paid for, (ii) giving retailers price flexibility, and (iii) allowing retailers to openly display higher priced, higher margin merchandise (i.e. jewelry, electronics) with greater visibility resulting in an increase in higher profit impulse sales at a lower sales cost.

     EAS products were first used by retailers to protect soft goods or apparel merchandise. Due to advances in technology applications in recent years, hard goods merchandise can also be economically and effectively protected by EAS products. Traditionally, certain of the hard goods retail markets used bulky packaging to prevent shrinkage. Due to environmental and cost concerns, these markets are looking to EAS products as a less expensive, environmentally friendly alternative. Accordingly, hard goods retailers such as supermarkets and hypermarkets, and drug, discount, eyeglass, music, hardware, 'do-it-yourself,' home improvement, book and video stores have increasingly become large users of EAS products.

     The hard goods retail markets, estimated to be substantially larger in the aggregate than the EAS retail soft goods market, are relatively unpenetrated. Further, the EAS hard goods retail markets primarily use disposable labels which are affixed to merchandise. Use of the hard goods EAS systems creates a continuing need on the part of retailers for additional disposable labels to be affixed to new merchandise resulting in a major source of recurring revenues for Checkpoint.

     Industry sources estimate there are approximately 330,000 major retail locations in the United States that would benefit from the installation of an EAS system and the Company estimates that less than one-third of these locations have installed systems. The Company believes, moreover, that in the hard goods market less than 10% of such sites are EAS protected. While industry sources expect the growth of EAS systems in the retail soft goods market to be approximately 5% to 10% annually, the retail hard goods market is expected to grow at approximately 20% per year over the next five years, thus providing an even more significant growth opportunity.

     Retailers generally apply the targets used in EAS systems at the retail site. Retailers have expressed interest in source tagging. Manufacturers have been receptive to source tagging in light of the potential increase in product volume (that is, more sales at the retail level due to easier customer access to products). According to one fragrance manufacturer's study, self-service fragrance sales are 60% greater than sales of products kept under lock and key. In addition, a study, conducted for the Company by Management Horizons, a division of Price Waterhouse, reported that consumers made to wait in line or search for a salesperson to buy batteries or camera film are likely to forego the purchase. The Company believes that source tagging provides retailers, manufacturers and retail customers with distinct benefits, principal among which are: enhanced protection from theft, activation and deactivation without the need for special training of store employees, more open display of merchandise resulting in increased sales for manufacturers and reduced costs for retail products.

     Strategies to increase acceptability of source tagging are to (i) intensify vertical market focus into key product segments where RF technology is the only logical choice, such as liquors; (ii) expand source tagging activities into international markets; (iii) increase staffing for source tagging efforts supporting manufacturers and suppliers to speed implementation; and (iv) expand RF target products to accommodate more packaging schemes.

     Newer applications of the technologies used in retail hard goods markets can also be used by nonretail businesses to protect assets such as personal computers, facsimile and copy machines, telephones, artwork, laboratory equipment and tools from loss by unauthorized removal. Other specialized applications include protection of newborn infants in hospitals and patients in nursing homes and other long-term care facilities. Further, non-retail businesses make extensive use of CCTV and electronic access control products to enhance security.

CHECKPOINT PRODUCTS AND TECHNOLOGY

     The Company believes its single proprietary RF technology approach to the EAS marketplace has certain product advantages, especially in the faster growing, hard goods market. First, the Company can produce a high volume of paper-thin targets at a low per unit cost. Second, the small size and flexibility of the Company's RF targets enable them to be used in a broad array of products and markets. Third, the Company's RF technology allows retailers to simultaneously deactivate the target and scan barcodes. Finally, RF technology permits retailers to deactivate targets without specifically locating or making contact with the targets.

     The Company also believes that its RF technology is more conducive to usage in source tagging because: (i) manufacturers can machine-insert the Company's easily concealed flexible targets at high production speeds during the manufacturing or packaging process (e.g., in boxes or other types of packaging) at little or no additional cost and (ii) the retailer can deactivate the target and scan the bar code simultaneously with readily available scanning equipment.

     Checkpoint developed the concept of source tagging more than ten years ago. Since then, the Company has focused on developing all of the elements required for successful source tagging. In 1993, Checkpoint implemented the concept of bulk activation. The Company believes bulk label activation is helpful to a successful source tagging program because (i) not all retail stores are EAS equipped, (ii) sending activated tags to unprotected stores could create alarm situations if customers take purchases to an EAS-protected store; (iii) it is not cost-effective for manufacturers to create separate inventories (EAS-protected versus non-EAS-protected) and (iv) RF technology does not damage products.

     Checkpoint's principal global competitor in the EAS industry is Sensormatic. Sensormatic is a fully integrated supplier of electronic security systems with an approximate 65% worldwide market share and total revenues of approximately $889 million in its most recent fiscal year. Management estimates that the Company's market share in the worldwide EAS industry is approximately 26%. Unlike Checkpoint which utilizes its compatible RF technologies across all market segments, Sensormatic employs five separate, non-compatible technologies
- -- acousto-magnetic, magnetic, radio frequency, microwave, and frequency division magnetic. Sensormatic's recommendation of a technology depends on the market. Checkpoint's competitive position is supported by its extensive manufacturing experience and know-how and, to a lesser degree, its technology and patents. There can be no assurance, however, that a competitor, including Sensormatic, could not develop a product comparable to that of Checkpoint.

STRATEGY

     Beginning in September 1991, the Company's current management started to reposition the Company through the introduction of new products, broadened and more direct distribution (particularly in its international markets) and increased and more efficient manufacturing capability. Checkpoint's strategy is to continue to increase its sales penetration in existing markets and develop a significant presence in new geographic markets. The Company intends to attain these objectives by continually enhancing and expanding its RF technologies and products, providing superior service to its customers and expanding its direct sales activities through acquisitions and start-up operations. The Company is focused on providing its customers with a wide variety of fully integrated electronic security system solutions characterized by superior quality, ease of use, good value and merchandising opportunity for the retailer.

     More specifically, the Company is pursuing the following strategies:

o Expanding its direct sales and service capabilities in strategic geographic areas.

  In order to interact more closely with retailers and better understand and respond to their needs, the Company will continue to expand its direct sales and service capabilities. Checkpoint markets, distributes and services its products in the United States, Canada and, as a result of acquisitions in 1993, in Mexico, Argentina, Australia and throughout most of Western Europe, through a direct sales force. Since September 1991, the Company has expanded its direct sales force from approximately 47 to 267 at December 31, 1995. The Company intends to continue to expand its international sales force either through acquisitions or by establishing start-up operations. In addition, the Company intends to continue to invest in its domestic sales channel to achieve new account penetrations and revenue growth.

o Broadening its product lines.

  In order to satisfy the needs of its customers (including reducing shrinkage and providing the retailer with enhanced sales opportunities through more open display of merchandise), the Company will continue to broaden its product lines. Since 1991, the Company has introduced 43 new products. The Company continues to expand its product line with performance improvement products such as multifrequency tags and less intrusive wide aisle RF detection sensors.

o Increasing its penetration of the hard goods retail market (currently estimated to be approximately 16% penetrated by the EAS industry).

  By highlighting the competitive advantages of Checkpoint's RF technologies (including disposable targets), the Company seeks to increase its penetration of the retail hard goods market. For fiscal year 1995, sales of RF disposable targets and field service of their associated sensors and deactivation units accounted for approximately 32% of the Company's net revenues and provide the Company with a major source of recurring revenues. As the Company's installed base of systems increases, so will its recurring disposable label and service revenues and, at some point, the Company believes such products will constitute a majority of sales.

o Continuing to promote source tagging.

  Checkpoint will continue to promote source tagging by providing manufacturers and retailers with a full range of equipment based on RF technologies. To help manufacturers easily conceal Checkpoint's paper-thin disposable RF target in products at the point of manufacture, the Company continues to work closely with the manufacturers in selection of standard application equipment and package design for target placement opportunities.

o Continuing to improve the Company's highly integrated and state-of-the-art manufacturing processes and technologies.

  The Company recently built state-of-the-art facilities located in Puerto Rico and the Dominican Republic which have allowed the Company to become a low cost producer of high quality EAS products. The Company is in the process of implementing plans to increase production capacity in its Puerto Rico facilities substantially, and has also entered into a supply agreement with Tokai pursuant to which Tokai agrees to supply the Company with 15 million disposable targets per month at the Company's request. In addition, the Company is currently exploring alternate source manufacturing opportunities.

o Continuing to explore strategic acquisitions or start-up opportunities.

  The Company is exploring acquisitions or start-up opportunities in the following areas: international direct distribution, a second source of manufacturing capacity and product line diversification within the Company's core businesses.

o Structuring programs for national account prospects involving a variety of leasing options which promote sales of disposable tags.

  The Company has begun a program whereby national accounts (such as Walgreens and Eckerd's) may choose one of several leasing options pursuant to which they may lease equipment from the Company in exchange for a multi-year commitment to purchase a certain number of disposable tags which varies depending upon the size and needs of the account.

PRODUCTS

     Product Descriptions

     EAS Systems

     Checkpoint offers a wide variety of EAS solutions to meet the requirements of different retail store configurations. A Checkpoint EAS system is primarily comprised of sensors and deactivation units, which respond to or act upon the Company's targets.

     The Company's EAS products are designed and built to comply with applicable Federal Communications Commissions ('FCC') regulations governing radio frequencies, signal strengths and other factors. The Company's present EAS products requiring FCC certification comply with applicable regulations. In addition, the Company's present EAS products meet other regulatory specifications for the countries in which they are sold.

     Sensors. The Company's sensor product lines are used principally in retail establishments and libraries. In retail establishments, EAS system sensors are usually positioned at the exits from the areas in which protected articles are displayed. Each sensor unit includes either one or two vertical posts placed at preset distances (e.g. three to twelve feet) apart.

     In libraries, sensors are positioned at the exit paths, and gates or turnstiles which control traffic. Targets are placed inside books and other materials to be protected. A target passing through the sensor triggers an alarm, which locks the gate or turnstile. The target can easily be deactivated or passed around the sensor by library personnel.

     EAS system components include fourteen styles of sensors (each including transmitter, receiver and alarm), and the customer's choice of patented disposable paper targets, reusable flexible targets and reusable hard plastic targets. The EAS system's transmitter emits an RF signal and the receiver measures the change in that signal caused by an active target, causing the system to alarm.

     Introduced in 1990, the QS2000(Registered) is the latest evolution in the Company's proven Quicksilver(Trademark) sensor product line. With the addition of microprocessor-based radio frequency signal processing, the QS2000 has been engineered to provide excellent target detection with enhanced target-discrimination capabilities. The QS2000 analyzes RF signals in its detection zone and can discriminate between unique target signals and environmental interference. This development greatly reduces false and 'phantom' alarms while increasing target detection. The QS2000 is also available in a weatherized version for outdoor use. The QX2000 is a similar system to the microprocessor based QS2000 system with the added flexibility of modular electronics design. The modular design provides an improved service capability in addition to permitting the system to operate at three different RF frequencies.

     Introduced in 1993, the Condor(Registered) sensor, is the most technically advanced RF system on the market today. A significant feature of this system is the combination of a receiver and transmitter in a single post. Utilizing a microprocessor and two digital signal processors, the Condor has an aisle width of 12 feet using two posts. One sensor is capable of three feet detection on either side of the sensor. Additional features include the ability to mount full-sized merchandising panels, a customer counter, an alarm counter and variable alarm tone.

     Also introduced in 1993, the QS1500(Trademark) and QS1600(Registered) are value-priced, reusable target systems designed primarily for providing wide aisle protection for the apparel marketplace. The QS1500 has three feet of detection on either side of a single post, or it can protect up to six feet between two posts. For wider detection, the QS1600 with two pedestals can detect targets at distances of up to 12 feet, which is ideal for shopping mall environments. This system is an inexpensive answer to wide aisle detection.

     The Company also offers chrome-finished Quicksilver sensors, solid-oak Signature(Registered) sensors, featuring an earlier generation of components, the QS3000(Registered), a wide aisle system that can span up to five feet, and the In-Line Supermarket, which is a narrow aisle system designed specifically for hypermarkets. Most of the Company's sensors can be used with the various targets available.

     In 1994, the Company introduced the QS4000(Trademark) sensor. With digital signal processing, this advanced sensing system adjusts its detection to changing environmental conditions. This new Sensor model may be placed in close proximity to deactivation units or near tagged merchandise so that stores can maximize selling space. The QS4000 protects aisle widths up to 42 inches using disposable targets, and up to 60 inches using reusable targets.

     Deactivation Units. Deactivation units are used to eliminate the ability of the tag to be identified by the RF field in the sensor and set off an alarm. Deactivation usually occurs at the check-out point. In 1986, the Company introduced Counterpoint(Registered), a non-contact deactivation unit which eliminated the need to search for and remove or manually detune disposable targets. Since 1989, the

Company has expanded its deactivation products with electronic modules that can be installed into numerous bar code scanners including those manufactured by SpectraPhysics Retail Systems, Symbol Technologies, Inc., Metrologic, Inc., National Cash Register, Inc., ICL Systems, Inc., IBM (International Business Machines) and Fujitsu Ltd. These modules allow the reading of bar code information, while deactivating targets in a single step. These deactivation units allow check out personnel to focus on the customer and minimize errors at check-out. During 1993, the Company developed an improved deactivation unit, Counterpoint IV, which increased deactivation height to 12 inches and improves the rate of product deactivation. In 1994, the Company increased the deactivation height beyond 12 inches with the introduction of Counterpoint V. These product improvements have significantly increased the reliability of accurate deactivation.

     Five convenient deactivation configurations -- horizontal counter-mounted slot scanners, a vertical mounted scanner, hand-held scanners, a weigh scale scanner and a deactivation pad -- are available for a variety of POS environments. Most of these units transmit an audible tone that alerts the user that a target has been detected. The tone stops when the target has been deactivated.

     With the exception of the Counterpoint deactivation pad, all of the above scanners read bar code information while deactivating hidden
Cheklink(Registered) targets in a single step. Ideal for high-volume environments, these scanners mount easily at POS, and can deactivate multiple targets on a single item.

     The Counterpoint deactivation pad is placed at the check-out counter, and targets are deactivated automatically by simply passing protected items across the low profile pad which audibly signals that targets have been deactivated. There is no need to see the targets in order to deactivate them. Two sizes of the pads are available, both of which have a very low profile on the counter top of 3/4' or less.

     Targets

     All targets contain an electronic circuit that unless deactivated (disposable targets) or removed (reusable targets), triggers an alarm when passed through the sensors. Customers can choose from a wide variety of targets, depending on their merchandise mix. Targets can be applied either in-store or at the point of manufacture.

     Disposable Targets. Disposable security targets are affixed to merchandise by pressure sensitive adhesive or other means. These range in size from 1.125' x 1.5' to 2.0' x 3.0', enabling retailers to protect smaller, frequently-pilfered items. Disposable targets must be deactivated at the point-of-sale, either manually or electronically, or passed around the sensors. Checkpoint provides labels compatible with a wide variety of standard price marking bar coding printers. Checkpoints labels can be integrated with printers from Sato, Zebra, Monarch, Printronix and Soabar. When used with electronic deactivation equipment, they represent the Cheklink(Registered) concept, developed to combine pricing, merchandising, data collection and protection in a single step. Targets can be applied at the vendor level, in the distribution center or in-store. Under the Company's Impulse(Registered) program tags can be embedded in products or packaging at the point-of-manufacture or packaging.

     In 1992, the Company was licensed to sell and provide targets in roll form for the Model 4021 label applicator (Pathfinder(Registered)) printer manufactured by Monarch Marking Systems. This product is a sophisticated electronic portable bar code label printer and applicator ideal for use in high volume mass merchandise, drugstore and supermarket applications. In addition, Pathfinder has a self-contained keyboard which allows for easy entry of various types of label data including: bar code, price and size. The Pathfinder also has built-in scanning capability that can scan existing package bar codes, then print identical Checkpoint labels for application without obscuring important product information.

     The Company has entered into a business agreement with Hobart Corporation, a manufacturer and distributor of weigh scales, label printers and meat wrappers used in supermarket meat rooms. The Company's Hobart tag, 1315 Series, is compatible with the Hobart weigh scales Model 5000 T/TE and Model 18VP. This labor-saving tag is integrated with the Hobart Weigh Scale/Printer to display the weight and price of the item.

     In addition, the Company has an agreement with A&H Manufacturing, the dominant U.S. supplier of costume jewelry cards, which grants A&H the right to embed Checkpoint targets in cards during manufacturing.

     The Company has also entered into a supply agreement with Tokai, pursuant to which Tokai agrees to supply the Company with 15 million targets per month at the Company's request during the first two years of the term of the supply agreement. After the expiration of such initial two year period, Tokai is obligated to supply monthly an increasing number of targets through the year 2008. The Company also entered into a license agreement which provides the Company with a royalty based on the sales of Tokai. Tokai is one-third owned by a wholly-owned subsidiary of the Company.

     Reusable Targets. Reusable security targets fall into two categories. Flexible targets are plastic laminated tags used in a variety of markets that are removed at the point-of-sale. Hard targets consist of a target and a locking mechanism within a plastic case. They are used primarily in the apparel market and present a visible psychological deterrent. Both flexible and hard targets use a nickel-plated steel pin which is pushed through the protected item with a magnetic fastener. These targets can also be attached with a lanyard using the magnetic fastener. An easy-to-use detacher unit removes reusable targets from protected articles without damage.

     The Company also supplies the UFO hard target. The UFO hard target design combined with a superior locking device makes the UFO, in the opinion of the Company's management, a difficult hard target to defeat. The UFO tag, due to its patented design, combines a unique conical shape with an interior antenna which, due to its placement at an angle, provides a tag which can be detected by the system better than tags in which the interior antenna is placed in a flat position. During 1993, the Company began manufacturing the Teardrop hard target, which is made to function only with the QS1500 and QS1600 systems, primarily used in the apparel market.

     During 1993, the Company also introduced a line of fluid tags marketed under the name ChekInk(Registered) which provides a cost-effective second line of defense against shoplifters. Unauthorized removal of these targets will cause sealed vials of dye to break open, rendering the garment unusable. ChekInk serves as a practical alternative to chaining down valuable merchandise. Ideal for use in department stores, mass merchandisers, and sporting goods stores, ChekInk can be removed quickly and easily at check-out in the same manner as the reusable targets.

     During 1994, the Company entered into a business agreement with MW Trading ApS, a manufacturer and distributor of home entertainment security products, to license and manufacture these products for the North and South American marketplace.

     Access Control Systems

     The electronic access control Threshold(Registered) product line consists of seven systems, ranging from small, relatively simple systems, to large, sophisticated systems which provide a maximum degree of control, monitoring and reporting.

     The Threshold product line features a Distributed Network
Architecture(Trademark) which means no single point of failure can affect the entire system. These systems are capable of controlling up to 500 doors for access control and up to 50,000 cardholders. The incorporation of alarm monitoring and point control (i.e. turning lights on or off) are also integral features of all seven Threshold systems.

     The use of Threshold Remote Software Package allows the connection of controllers from anywhere in the country via telephone lines. This functionality opens major markets for communications, utilities and large scale customers with remote facilities to manage.

     All electronic access control systems can also monitor other occurrences, such as a change in the status of environmental systems, motors, safety devices or any controller with a digital output. While monitoring these controllers, any output can, by a pre-programmed decision, cause an alarm to sound or another event to occur.

     The Company has several proprietary proximity card/tag and reader systems for all environments. The Mirage(Registered) family of readers provides the fastest card verification in the industry and the release of the Mirage SG(Registered) allows these readers to be directly mounted on metal without degradation in performance. The Mirage SG provides the same read performance in a smaller more aesthetically pleasing package.

     The proximity cards are comprised of a custom-integrated circuit implanted in a plastic card or key tag which is powered by RF energy transmitted from a reader unit located at the entrance to a controlled door. Access is gained after a reader controller unit verifies a code transmitted by the card. The proximity card cannot be copied or duplicated due to the use of a programmed integrated circuit. In addition, a Mirage reader unit can be protected from environmental damage or vandalism by installing it inside a wall or behind a glass window. A Mirage reader unit is usable throughout the Threshold product line.

     POS Monitoring Systems

     In December 1991, the Company licensed the worldwide rights to a POS monitoring system that is marketed under the name Viewpoint(Registered). Viewpoint records and stores on videotape every transaction at each check-out, both the visual and the individual transaction data. Viewpoint connects directly to the point-of-sale network using a PC compatible computer and fixed CCTV cameras usually mounted inside domes affixed to a retailer's ceiling. Because all transaction data is stored in the computer's relational data base, user-generated reports can match questionable transactions to events recorded on the tape. The system also features a remote dial-in capability that allows users to monitor multiple store locations from one site, significantly lowering personnel cost. Viewpoint can be linked to Checkpoint EAS systems in order to record incidents that have caused the EAS system to register an alarm.

     In early 1995, the Company acquired Alarmex which designs and provides CCTV, POS monitoring and fire alarm systems to over 9,000 retail sites in the U.S. The Company believes the acquisition of Alarmex complements the Company's current CCTV and POS monitoring products. With the acquisition of Alarmex, the Company is able to offer its customers a broader and more sophisticated range of CCTV and POS monitoring products. In addition, the acquisition of Alarmex enables the Company to enter the burglar and fire alarm market with the related central station alarm monitoring capabilities.

     Net Revenues by Product

     The following table sets forth the percentage of net revenues derived from each major product group for the last five fiscal years:

                            NET REVENUES BY PRODUCT

                                                                       FISCAL YEAR
                                                  -----------------------------------------------------
                                                    1991       1992       1993       1994       1995
                                                  ---------  ---------  ---------  ---------  ---------
Surveillance Systems.............................        38%        45%        41%        39%        35%
Reusable tags used in EAS Systems................         8          8         12         12          9
Disposable tags used in EAS Systems..............        37         32         30         29         26
Access Control Systems...........................         7          6          5          5          3
Service and Installation.........................         8          6          8          8          6
CCTV/Viewpoint...................................        --         --          1          2         16
Other............................................         2          3          3          5          5
                                                  ---------  ---------  ---------  ---------  ---------
           Total                                        100%       100%       100%       100%       100%

MARKETS AND SALES

     The Company markets its products primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandiser and music/electronics) and soft goods (apparel). The Company is a market leader in the supermarkets, drugstores and mass merchandiser market segments with such customers as Caldor, Circuit City, Eckerd's, Lucky's Grocery, Ralph's, Rite-Aid, Ross, Target and Walgreens.

     EAS Systems. The Company sells its EAS systems principally throughout North America and Europe. During fiscal year 1995, EAS revenues from outside the United States (principally Europe and Scandinavia) represented approximately 38% of the Company's net revenues.

     In the United States, the Company markets its EAS products through its own sales personnel, independent representatives and independent dealers. The Company, at December 31, 1995, employed 90 salespeople who sell the Company's products to the domestic retail market and who are compensated by salary plus commissions. The Company's independent representatives sell the Company's products to the domestic library market on a commission basis. At December 31, 1995, the Company had 4 such independent representatives. Four members of the Company's sales management staff are assigned to manage and assist these independent representatives. Of total EAS domestic revenues during fiscal year 1995, 95% was generated by the Company's own sales personnel.

     Internationally, the Company markets its EAS products principally through various international subsidiaries which sell directly to the end user and through independent distributors. The Company's foreign subsidiaries, as of December 31, 1995, employed a total of 152 salespeople who sell the Company's products to the retail and library markets. The Company's direct international sales operations are currently located in Western Europe, Canada, Mexico, Argentina, Brazil and Australia.

     Until 1993, the Company's sales in Western Europe were made principally through distributors. In mid-1993, the Company acquired a competing EAS company in Western Europe. On November 30, 1995, the Company acquired all of the stock of Actron, another competing EAS company in Western Europe.

     Independent distributors accounted for 28% of the Company's international revenues during fiscal year 1995. International distributors sell the Company's products to both the retail and library markets. The Company's distribution agreements generally appoint an independent distributor for a specified term as an exclusive distributor for a specified territory. The agreements require the distributor to purchase a specified dollar amount of the Company's products over the term of the agreement. The Company sells its products to independent distributors at prices significantly below those charged to end-users because the distributors make volume purchases and assume marketing, customer training, maintenance and financing responsibilities.

     Access Control Systems. The Company's electronic access control sales personnel, together with manufacturers' representatives, market its electronic access control products to approximately 151 independent dealers. The Company employs five salespeople who are compensated by salary plus commissions. Under the independent dealer program, the dealer takes title to the Company's products and sells them to the end-user customer. The dealer installs the systems and provides ongoing service to the end-user customer.

     POS Monitoring Systems. The Company markets the POS monitoring products throughout the world through its own sales personnel. Sales of the POS monitoring products are sold to the Company's existing EAS retail customers along with those retailers that currently do not have the Company's EAS products.

     Salespeople. As of December 31, 1995, Checkpoint employed approximately 267 salespeople. They are an experienced, effective sales force and one of the Company's most important assets. On the average, the sales people have over four years experience in the industry. Checkpoint invests heavily in sales training programs and experiences little turnover among its top performers.

     Marketing Strategies.  The Company promotes its products primarily through
(i) comprehensive tag and equipment sales and product brochures, (ii) emphasizing environmental benefits by promoting reduced packaging through source tagging, (iii) extensive trade show participation, and (iv) targeting specific retail markets that offer substantial opportunity for growth (i.e., supermarkets).

MANUFACTURING

     Checkpoint manufactures most of its products in state-of-the-art facilities located in Puerto Rico and the Dominican Republic and has a highly integrated manufacturing capability. Checkpoint's manufacturing strategy is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent economically practical. This integration and in-house capability provides significant control over costs, quality and responsiveness to market demand which results in a distinct competitive advantage.

     As part of its total quality management program, the Company practices concurrent engineering techniques in the design and development of its products involving engineering, manufacturing, marketing and customers early in the development process.

     Management of the Company believes that it has the manufacturing capability to satisfy its projected production needs in the foreseeable future. While the Company sold over 1.3 billion disposable RF targets in 1995, it has the current manufacturing capacity to produce as many as three billion disposable RF targets per year at a low cost. It is in the process of implementing plans to install an additional production line at an estimated cost of $2.0 million, which will increase capacity to five billion disposable RF targets per year. This line is to be operational in the second half of 1997. In addition, with the expenditure of approximately $5.5 million in facility construction and $5.2 million in machinery and equipment, the Company could increase its capacity to produce as many as eight billion disposable RF targets annually.

     Checkpoint has improved, and expects to continue to improve, its production efficiencies through increased automation and improved cost reducing product designs.

RAW MATERIALS

     The principal raw materials and components used by Checkpoint in the manufacture of its targets are electronic components for its systems, aluminum foil, resins, and paper used for its disposable tags, ferric chloride solutions for the Company's etching operation of disposable tags and printed circuit boards. While most of these materials are purchased from several suppliers, there are numerous alternative sources for all such materials. In general, there is an adequate supply of raw materials to satisfy the needs of the industry.

RESEARCH AND DEVELOPMENT

     Checkpoint has increased its research and development expenditures during the past three years over prior levels. The Company expended approximately $5.4 million, $4.9 million, and $6.9 million in research and development activities during fiscal years 1993, 1994 and 1995, respectively. The emphasis of these activities is the continued broadening of the product lines offered by Checkpoint and an expansion of the markets and applications for Checkpoint's products. Checkpoint's continued growth in revenue can be attributed, in part, to the products and technologies resulting from these efforts.

     Another important source of new products and technologies has been Checkpoint's acquisitions of companies and products during the last few years. Checkpoint will continue to make acquisitions of related businesses or products consistent with its overall product and marketing strategies.

     Over the last four years, the Company has introduced 60 new products. Currently, the Company has under development approximately 60 product development or enhancement projects. In addition, the Company holds or licenses over 200 patents and proprietary technologies relating to its products and their manufacture.

EMPLOYEES

     As of December 31, 1995, and inclusive of the acquisition of Actron, Checkpoint had 2,540 employees, including 13 officers, 62 persons engaged in research and development activities and 285 persons engaged in sales and marketing activities. Except for approximately 13 installers who belong to the International Brotherhood of Electrical Workers, none of the Company's employees are represented by a union. Checkpoint believes its relations with its employees are satisfactory.

LEGAL PROCEEDINGS

     The Company is involved in certain legal and regulatory actions all of which have arisen in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe that the ultimate resolution of such matters will have a material adverse effect on its consolidated financial position or results of operation.

     On February 14, 1996, the United States Federal Trade Commission began an investigation of the retail security industry. The probe was launched under the premise of anticompetitive practices within the industry whereby certain retail-trade groups limited the autonomy of smaller retailers by supporting specific security systems. The Company, along with Sensormatic Electronics Corporation, Minnesota Mining and Manufacturing Company, and other industry participants, received subpoenas requesting certain documents and communications necessary for the investigation. The Company does not believe that any legal or regulatory infraction will be found on its part.

PROPERTIES

     The Company's headquarters and distribution center are leased facilities located in Thorofare, New Jersey. Of the total 104,000 square feet, approximately 64,000 square feet are used for office space and approximately 40,000 square feet are used for storage facilities. The Company has entered into a twelve year lease for the facilities starting in 1995. The annual rent during each year of the first five years starting in 1995 is $692,000.

     The Company's principal manufacturing facility for the production of most of its products is located in Ponce, Puerto Rico. This two-story building, which was completed in 1990, is owned by the Company and contains approximately 95,000 square feet. Included in the 95,000 square feet is approximately 11,000 square feet of office space and approximately 14,000 square feet of warehouse space. In addition, the Company leases a manufacturing and development facility in Puerto Rico near the manufacturing facility containing approximately 9,000 square feet. The lease expires in 1997 with an annual rent of $31,000.

     The Company also leases two manufacturing facilities in the Dominican Republic. One facility, located in La Vega, contains approximately 34,000 square feet. It includes approximately 3,900 square feet of office space and approximately 3,000 feet of warehouse space. Certain components of the Company's sensors, hard targets and proximity cards are assembled at this site. The lease for this property expires in December 2005 with an annual rent of $17,550. The other facility, located in Los Alcarrizos, contains approximately 63,000 square feet. It includes approximately 1,800 square feet of office space and approximately 10,000 square feet of warehouse space. This facility performs the bending, chroming and wiring of antenna loops used in the Company's Quicksilver sensor products. This facility also performs certain injection molding production used in the assembly of the Company's reusable security targets. The lease for the Los Alcarrizos property expires in December 2001 with an annual rent of $30,000. The leases for both locations have been prepaid for their entire terms.

     Alarmex leases approximately 40,000 square feet of office and warehouse space outside Minneapolis, Minnesota. This lease expires in 2005 with an annual rent of approximately $292,000.

     The Company's foreign subsidiaries maintain various sales and distribution locations in Australia, Argentina, Belgium, Brazil, Canada, France, Germany, Mexico, the Netherlands, Sweden and United Kingdom. The locations have an average of 3,600 square feet of office space and an average of 1,800 square feet of warehouse space. The lease terms of these foreign subsidiaries range from one to five years with an average lease payment of $34,200 in 1995.

                                   MANAGEMENT

     The following table sets forth certain information concerning the executive officers of the Company, including their ages, position and tenure as of the date hereof:

                                                                 OFFICER
NAME                                                  AGE         SINCE                POSITIONS WITH THE COMPANY
- ------------------------------------------------  -----------  -----------  ------------------------------------------------
Kevin P. Dowd...................................          47         1988   President and Chief Executive Officer
Steven G. Selfridge.............................          40         1988   Executive Vice President
Luis A. Aguilera................................          47         1982   Senior Vice President -- Manufacturing
Mitchell T. Codkind.............................          36         1992   Vice President -- Corporate Controller and Chief
                                                                            Accounting Officer
Muns A. Farestad................................          47         1990   Vice President -- Research and Development
William J. Reilly, Jr...........................          47         1989   Senior Vice President
Michael E. Smith................................          40         1990   Senior Vice President
Neil D. Austin..................................          49         1989   Vice President -- General Counsel and Secretary
Lukas A. Geiges.................................          57         1995   Senior Vice President -- International
                                                                            Development of Checkpoint Systems International
                                                                            B.V.
Jeffrey A. Reinhold.............................          38         1995   Vice President -- Chief Financial Officer and
                                                                            Treasurer
David K. Shoemaker..............................          39         1995   Vice President -- Business Development
Nicholas Martino................................          40         1996   Vice President -- Marketing
Dennis O'Malley.................................          41         1996   Vice President -- Worldwide Customer Service

     Mr. Dowd has been President and Chief Operating Officer of the Company since August 1993 and Chief Executive Officer and Director of the Company since January 1995. He was Executive Vice President of the Company from May 1992 to August 1993. Mr. Dowd was Executive Vice President -- Marketing, Sales and Service from April 1989 to May 1992 and Vice President of Sales from August 1988 to August 1989. Prior to joining the Company, Mr. Dowd was Director -- Industrial Products Group, Mars Electronics from January 1987 to July 1988.

     Mr. Selfridge has been Executive Vice President since January 1996. He was Senior Vice President -- Operations and Chief Financial Officer and Treasurer from August 1993 to January 1996. He was Chief Financial Officer and Vice President -- Finance and Treasurer of the Company from December 1990 to August 1993; and Vice President -- Finance and Treasurer of the Company since September 1989. Mr. Selfridge was Corporate Controller, Chief Accounting Officer and Secretary from April 1988 to September 1989 and Controller of Domestic Operations from July 1986 to April 1988. Mr. Selfridge is a Certified Public Accountant.

     Mr. Aguilera has been Senior Vice President -- Manufacturing since August 1993. He was Vice President -- Manufacturing of the Company from April 1982 to August 1993, and Vice President and General Manager of the Company's Puerto Rico subsidiary since February 1979.

     Mr. Codkind has been a Vice President since April 1995 and has been Corporate Controller and Chief Accounting Officer since January 1992. Mr. Codkind was Controller of Domestic Operations from January 1990 to January 1992 and Accounting Manager of Domestic Operations from June 1986 to January of 1990. Mr. Codkind is a Certified Public Accountant.

     Mr. Farestad has been Vice President -- Research and Development since October 1990. From January 1989 to October 1990 he was Director of Process Engineering and Shared Resources and from July 1987 to January 1989 Mr. Farestad was Director of Manufacturing Engineering.

     Mr. Reilly has been Senior Vice President since August 1993. He was Vice President -- Sales of the Company from April 1989 to August 1993. Mr. Reilly was Eastern Regional Sales Manager from March 1989 to April 1989. Prior to joining the Company, Mr. Reilly was U.S. Sales Manager for Multitone Electronics PLC, London, U.K. from 1982 to 1989.

     Mr. Smith has been Senior Vice President since August 1993. He was Vice President -- Marketing from August 1990 to August 1993. Mr. Smith was Director of Marketing from April 1989 to August 1990 and Program Manager -- National/Major Accounts from December 1988 to April 1989. Prior to joining the Company, Mr. Smith was Marketing Manager with Mars Electronics International from June 1987 to November 1988.

     Mr. Austin has been Vice President -- General Counsel and Secretary since 1989. Prior to joining the Company, Mr. Austin was a managing consultant with Mercer, Meidinger, Hansen Inc. from 1987 to 1989.

     Mr. Geiges has been Senior Vice President -- International Development of Checkpoint Systems International B.V. since April 1994 and is considered to be a person who makes a significant contribution to the Company's business. Prior to joining the Company, Mr. Geiges was a consultant to the Board of Directors of Actron AG from 1993 to March 1994 and Chairman of the Board of Directors and President of Actron AG from 1988 to 1993.

     Mr. Reinhold has been Chief Financial Officer since January 1996 and has been Vice President and Treasurer of the Company since April 1995. Prior to joining the Company, Mr. Reinhold spent thirteen years at First Fidelity Bank, N.A. where he held a variety of management positions in various lending departments and loan workout. Mr. Reinhold was Senior Vice President and Division Manager -- Middle Market Lending from 1994 to March 1995.

     Mr. Shoemaker has been Vice President -- Business Development since August 1995 and has been employed by the Company in various sales, marketing and development positions since 1988.

     Mr. Martino has been Vice President -- Marketing since January 1996. Prior to joining the Company, Mr. Martino was Vice President -- North American Sales with Metrologic Instruments, Inc. from 1992 to 1995.

     Mr. O'Malley has been Vice President -- Worldwide Customer Service since January 1996. Mr. O'Malley was Director of Customer Service from September 1993 to January 1996, and Manager of Credit and Collections from November 1991 to September 1993.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.10 per share, and 500,000 shares of Class A Preferred Stock, without par value. At May 2, 1996, 29,293,514 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. In addition, at May 2, 1996, there were outstanding options to purchase 3,441,792 shares of Common Stock held by certain of its directors, officers, employees and consultants pursuant to the terms of various Company-sponsored stock option plans and other agreements, and 2,571,428 shares of Common Stock reserved for issuances upon conversion of the Debentures.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting rights. Unless otherwise required by law, the affirmative vote of a majority of the votes cast is required to authorize stockholder actions, except that a plurality of the votes cast determines the election of directors and the affirmative vote of at least 80% of the voting stock of the Company is required to authorize certain other actions as described below. The Common Stock has no preemptive, conversion, redemption or other similar rights. Upon liquidation of the Company, subject to any preferential liquidation rights of any then outstanding shares of Preferred Stock, the holders of the Common Stock would be entitled to share ratably in the net assets available for distribution to stockholders. Subject to any preferential dividend rights of any outstanding Preferred Stock, the holders of the Common Stock are entitled to such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

     The Company's shareholders receive notice of the Annual Meeting of Shareholders, which is held in April of each year, not less than 30 days prior to such meeting. Such notice is accompanied by a proxy statement setting forth the matters for consideration at such meeting and other information concerning the Company.

     The Company's Board of Directors is classified into three classes of directors, with Class I Directors consisting of three directors, Class II Directors presently consisting of two directors, and Class III Directors consisting of three directors. The term of office of one of the three classes terminates each year, and each class is elected for a three-year term.

     Under certain circumstances, the holders of at least 80% of the outstanding voting stock of the Company must approve (a) any merger of the Company, unless such transaction is approved by 80% of the Board of Directors, (b) any changes in provisions of the Company's Articles of Incorporation or By-Laws regarding the number, classification, term of office, qualifications, election and removal of directors and the filling of vacancies and newly created directorship, or (c) any amendment to the foregoing super majority voting requirements.

     In addition, the Company has adopted a Shareholder Rights Agreement ('Shareholder Rights Agreement') intended to discourage hostile attempts to acquire control of or adversely affect the Company through an acquisition of Common Stock. Under the Agreement, in certain situations shareholders other than those determined to be an 'Acquiring Person' or an 'Adverse Person' under the provisions of the Agreement will have the right to acquire a certain number of shares of Common Stock from the Company at a substantial discount off the prevailing market price.

     These foregoing provisions may make more difficult, and therefore discourage, attempts to acquire control of the Company through acquisitions of shares of Common Stock or otherwise, in transactions not approved by the Company's Board of Directors. As a result of these provisions, transactions or proposed transactions which might have the short-term effect of increasing the market price of the Company's Common Stock may be discouraged, and management of the Company may be able to resist changes which the stockholders might otherwise have the power to impose. The division of the Company's Board of Directors into three classes could discourage third parties from seeking to acquire control of the Board of Directors and could impede proxy contests or other attempts to change the Company's management.

     Pursuant to the Company's various stock option plans, the Company issued to certain of its directors, officers, employees and consultants 598,000, 978,000, 397,000, 1,974,848 and 88,500 options (after giving effect to the February 1996 Stock Dividend) to purchase Common Stock in 1992, 1993, 1994, 1995 and 1996 respectively. In February 1995, the Company issued 401,434 shares (after giving effect to the February 1996 Stock Dividend) of Common Stock as consideration for the acquisition of Alarmex. In April 1995, the Company issued approximately 6.2 million shares (after giving effect to the February 1996 Stock Dividend) of Common Stock in an underwritten public offering.

     There are no persons known to the Company to beneficially own more than ten percent of the outstanding Common Stock.

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action by the stockholders, to provide for the issuance of shares of Preferred Stock from time to time, in different series, and to fix before issuance the powers, designation, preferences and relative rights of each series, the qualifications, limitations or restrictions thereof, and the number of shares included in each series. There presently are no outstanding shares of Preferred Stock nor has the Board of Directors fixed the terms of any series of Preferred Stock to be issued in the future.


                                  UNDERWRITING

     The underwriters named below (the 'Underwriters') have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                 NUMBER OF
                                 UNDERWRITER                                      SHARES
- ------------------------------------------------------------------------------  -----------
NatWest Securities Limited....................................................
Alex. Brown & Sons Incorporated...............................................
Deutsche Morgan Grenfell/C. J. Lawrence Inc...................................
PaineWebber Incorporated......................................................
Raymond James & Associates Inc................................................
HD Brous & Co., Inc...........................................................
                                                                                -----------
  Total.......................................................................    3,500,000

     The Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any shares are purchased.

     The Underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a selling concession not in excess
of $          per share. The Underwriters may allow, and such selected dealers
may re-allow, a concession not in excess of $         per share to certain
brokers and dealers.

     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus, up to 525,000 additional shares of Common Stock. If the Underwriters exercise their option to purchase any of the additional shares, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by each of them as shown in the above table bears to the 3,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 3,500,000 shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors and certain of its executive officers, have agreed that, until 90 days after the date of this Prospectus, they will not, without the consent of NatWest Securities Limited, sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any securities or interests convertible into, or exercisable or exchangeable therefor, other than (a) the shares of Common

Stock offered hereby, (b) shares of Common Stock issuable upon the conversion of the Debentures or upon the exercise of outstanding stock options, (c) grants to employees for compensation purposes, or (d) shares of Common Stock issuable pursuant to the Shareholder Rights Agreement.

     NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the shares of Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any shares of Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the shares of Common Stock offered hereby outside of the United States.

     NatWest Securities Limited has also represented and agreed that (i) it has not offered or sold and will not offer or sell any Common Stock to persons in the United Kingdom prior to admission of the Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the 'Act') except to persons whose ordinary activities involve them in acquiring, managing, holding or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act; (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document or instrument required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise be lawfully issued or passed on.

     Certain of the Underwriters or their affiliates have provided, and expect in the future to provide, services to the Company.

                                 LEGAL OPINIONS

     Stradley, Ronon, Stevens & Young, LLP, Philadelphia, Pennsylvania, will pass upon certain legal matters with respect to the shares offered hereby for the Company. Skadden, Arps, Slate, Meagher & Flom, New York, New York, will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1995 and December 24, 1994 and the related consolidated earnings statements, statements of shareholders' equity and cash flows for each of the years in the three year period, ended December 31, 1995 included herein or incorporated by reference in this Prospectus, have been included or incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheet of Actron Group Limited as of December 31, 1994 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheet of Actron Group Limited as of November 30, 1995 and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the eleven-month period ended November 30, 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of KPMG, independent accountants, given the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act') and, in accordance with the Exchange Act, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400 Chicago, Illinois 60661. Copies of such material should be available on-line through EDGAR and may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the 'Registration Statement') under the Securities Act of 1933 (the 'Securities Act') for the offering of the Securities made by this Prospectus. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about the Company and the Securities offered pursuant to this Prospectus, refer to the Registration Statement and the exhibits and schedules thereto, all of which may be inspected without charge or copied at the Commission's offices (at the locations described in the preceding paragraph) and copies of which may be obtained at prescribed rates from the Public Reference Section of the Commission (at the location described in the preceding paragraph). Statements made in this Prospectus about the contents of any contract, agreement or document are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                             -----------
FIRST QUARTER INFORMATION (UNAUDITED)

Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995.....................................         F-2

Consolidated Statements of Operations for 13 weeks ended March 31, 1996 and
  March 26, 1995...........................................................................................         F-3

Consolidated Statement of Shareholders' Equity for 13 weeks ended March 31, 1996...........................         F-3

Consolidated Statement of Cash Flows for 13 weeks ended March 31, 1996.....................................         F-4

Notes to Unaudited Consolidated Financial Statements.......................................................         F-5

YEAR END FINANCIAL INFORMATION

Report of Independent Accountants..........................................................................         F-9

Consolidated Balance Sheets as of December 31, 1995 and December 25, 1994..................................        F-10

Consolidated Earnings Statements for each of the years in the three-year period ended December 31, 1995....        F-11

Consolidated Statement of Shareholders' Equity for each of the years in the
  three-year period ended December 31, 1995................................................................        F-11

Consolidated Statements of Cash Flows for each of the years in the
  three-year period ended December 31, 1995................................................................        F-12

Notes to Consolidated Financial Statements.................................................................        F-13

                            CHECKPOINT SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                         MARCH 31,   DECEMBER 31,
                                                                                           1996          1995
                                                                                        -----------  ------------

                                                                                               (THOUSANDS)
                                        ASSETS
CURRENT ASSETS
     Cash and cash equivalents........................................................  $    70,882   $   77,456
     Accounts receivable, net of allowances of $2,199,000 and
        $1,906,000....................................................................       70,284       73,065
     Inventories......................................................................       49,254       54,941
     Other current assets.............................................................        7,306        7,479
     Deferred income taxes............................................................        1,718        1,718
                                                                                        -----------  -----------
        Total current assets..........................................................      199,444      214,659
REVENUE EQUIPMENT ON OPERATING LEASE, net.............................................       18,193       15,280
PROPERTY, PLANT AND EQUIPMENT, net....................................................       36,977       40,745
EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF
  NET ASSETS ACQUIRED.................................................................       61,630       61,456
INTANGIBLES...........................................................................       15,220       14,930
OTHER ASSETS..........................................................................       23,599       15,081
                                                                                        -----------  -----------
TOTAL ASSETS..........................................................................  $   355,063   $  362,151
                                                                                        -----------  -----------
                                                                                        -----------  -----------

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable.................................................................  $    10,889   $   16,643
     Accrued compensation and related taxes...........................................        4,087        5,762
     Income taxes.....................................................................        3,053        4,921
     Unearned revenues................................................................        9,262        8,155
     Other current liabilities........................................................       23,474       27,102
     Short-term borrowings and current portion of long-term debt......................        2,970        4,002
                                                                                        -----------  -----------
        Total current liabilities.....................................................       53,735       66,585
LONG-TERM DEBT, LESS CURRENT MATURITIES...............................................       34,369       35,674
5 1/4% CONVERTIBLE SUBORDINATED DEBENTURES WITH A SCHEDULED MATURITY IN 2005..........      120,000      120,000
DEFERRED INCOME TAXES.................................................................        2,234        2,234
SHAREHOLDERS' EQUITY
     Preferred stock, no par value, authorized 500,000 shares, none issued
     Common stock, par value $.10 per share, authorized 100,000,000 shares, issued
       30,838,014 and 30,019,758......................................................        3,084        3,002
     Additional capital...............................................................       88,172       83,126
     Retained earnings................................................................       61,144       58,198
     Common stock in treasury, at cost, 1,598,000 shares..............................       (5,664)      (5,664)
     Foreign currency adjustments.....................................................       (2,011)      (1,004)
                                                                                        -----------  -----------
TOTAL SHAREHOLDERS' EQUITY............................................................      144,725      137,658
                                                                                        -----------  -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................................  $   355,063   $  362,151
                                                                                        -----------  -----------
                                                                                        -----------  -----------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                        CONSOLIDATED EARNINGS STATEMENTS
                                  (UNAUDITED)

                                                                                       QUARTER (13 WEEKS) ENDED
                                                                                       ------------------------
                                                                                        MARCH 31,    MARCH 26,
                                                                                          1996         1995
                                                                                       -----------  -----------
                                                                                        (THOUSANDS, EXCEPT PER
                                                                                             SHARE DATA)
Net Revenues.........................................................................   $  66,994    $  37,360
Cost of Revenues.....................................................................      39,556       21,269
                                                                                       ----------   ----------
Gross Profit.........................................................................      27,438       16,091
Selling, General and Administrative Expenses.........................................      22,259       14,627
                                                                                       ----------   ----------
Operating Income.....................................................................       5,179        1,464
Interest Income......................................................................       1,019          169
Interest Expense.....................................................................      (2,343)      (1,056)
Foreign Exchange Gain (Loss).........................................................         478         (286)
                                                                                       ----------   ----------
Earnings Before Income Taxes.........................................................       4,333          291
Income Taxes.........................................................................       1,387           87
                                                                                       ----------   ----------
Net Earnings.........................................................................   $   2,946    $     204
                                                                                       ----------   ----------
                                                                                       ----------   ----------
Net Earnings Per Share...............................................................   $     .10    $     .01
                                                                                       ----------   ----------
                                                                                       ----------   ----------

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                                                          THREE MONTHS (13 WEEKS) ENDED MARCH 31, 1996
                                             ----------------------------------------------------------------------
                                                                                              FOREIGN
                                               COMMON     ADDITIONAL   RETAINED   TREASURY   CURRENCY
                                                STOCK       CAPITAL    EARNINGS     STOCK     ADJUST.      TOTAL
                                             -----------  -----------  ---------  ---------  ---------  -----------
                                                                         (THOUSANDS)
Balance, December 31, 1995 (1).............   $   3,002    $  83,126   $  58,198  $  (5,664) $  (1,004) $   137,658
Net Earnings...............................                                2,946                              2,946
Exercise of Stock Options..................          82        5,046                                          5,128
Foreign Currency Adjustments...............                                                     (1,007)      (1,007)
                                             -----------  -----------  ---------  ---------  ---------  -----------
Balance, March 31, 1996....................   $   3,084    $  88,172   $  61,144  $  (5,664) $  (2,011)     144,725
                                             -----------  -----------  ---------  ---------  ---------  -----------
                                             -----------  -----------  ---------  ---------  ---------  -----------

- ------------------
(1) After giving retroactive effect to the February 1996 Stock Split.

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                             THREE MONTHS
                                                                                           (13 WEEKS) ENDED
                                                                                       -------------------------
                                                                                        MARCH 31,     MARCH 26,
                                                                                          1996          1995
                                                                                       -----------  ------------
                                                                                              (THOUSANDS)
Cash inflow (outflow) from operating activities:
  Net earnings.......................................................................   $   2,946    $      204
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Net book value of rented equipment sold.........................................         210           168
     Long-term customer contracts....................................................      (3,124)         (196)
     Depreciation and amortization...................................................       4,291         2,737
     Provision for losses on accounts receivable.....................................         432           251
     (Increase) decrease in current assets:
        Accounts receivable..........................................................       2,174        (1,470)
        Inventories..................................................................         970        (4,341)
        Other current assets.........................................................         153           580
     Increase (decrease) in current liabilities:
        Accounts payable.............................................................      (5,786)       (4,140)
        Accrued compensation and related taxes.......................................      (1,687)          145
        Income taxes.................................................................      (1,877)       (1,402)
        Unearned revenues............................................................       1,080           469
        Other current liabilities....................................................      (3,795)         (581)
                                                                                       ----------   -----------
        Net cash used by operating activities........................................      (4,013)       (7,576)
                                                                                       ----------   -----------
Cash inflow (outflow) from investing activities:
  Acquisition of property, plant and equipment.......................................      (2,168)       (2,335)
  Acquisitions, net of cash acquired.................................................          --       (10,061)
  Other investing activities.........................................................      (3,686)         (420)
                                                                                       ----------   -----------
        Net cash used by investing activities........................................      (5,854)      (12,816)
                                                                                       ----------   -----------
Cash inflow (outflow) from financing activities:
  Proceeds from stock issuances......................................................       5,128           795
  Proceeds of debt...................................................................          --        38,000
  Payment of debt....................................................................      (1,835)      (18,998)
                                                                                       ----------   -----------
        Net cash provided by financing activities....................................       3,293        19,797
                                                                                       ----------   -----------
Net increase (decrease) in cash and cash equivalents.................................      (6,574)         (595)
Cash and cash equivalents:
  Beginning of period................................................................      77,456           944
                                                                                       ----------   -----------
  End of Period......................................................................   $  70,882    $      349
                                                                                       ----------   -----------
                                                                                       ----------   -----------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF ACCOUNTING

     The consolidated financial statements include the accounts of Checkpoint Systems, Inc. and its wholly-owned subsidiaries ('Company'). All material intercompany transactions are eliminated in consolidation. The consolidated financial statements and related notes are unaudited and do not contain all disclosures required by generally accepted accounting principles. Refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 for the most recent disclosure of the Company's accounting policies.

     The consolidated financial statements include all adjustments, consisting only of normal recurring accruals, necessary to present fairly the Company's financial position at March 31, 1996 and December 31, 1995 and its results of operations and changes in cash flows for the thirteen week periods ended March 31, 1996 and March 26, 1995.

2. INVENTORIES

                                                                               MARCH 31,   DECEMBER 31,
                                                                                 1996          1996
                                                                              -----------  ------------
                                                                                    (THOUSANDS)
Raw materials...............................................................   $   7,725    $    7,282
Work in process.............................................................         407           275
Finished goods..............................................................      41,122        47,384
                                                                              -----------  ------------
                                                                               $  49,254    $   54,941
                                                                              -----------  ------------
                                                                              -----------  ------------

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes material, labor and applicable overhead.

3. INCOME TAXES

     Income taxes are provided for on an interim basis at an estimated effective annual tax rate. The Company's net earnings generated by the operations of its Puerto Rico subsidiary are exempt from Federal income taxes under Section 936 of the Internal Revenue Code and substantially exempt from Puerto Rico income taxes. Under Statement of Financial Accounting Standards (SFAS) No. 109, 'Accounting for Income Taxes', deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted statutory tax rates in effect at the balance sheet date.

4. PER SHARE DATA

     Per share data is based on the weighted average number of common and common equivalent shares (stock options) outstanding during the periods. The number of shares used in the per share computations for the thirteen week periods were 30,957,000 (1996) and 22,604,000 (1995) after giving retroactive effect to the February 22, 1996 stock split.

5. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments for the thirteen week period ended March 31, 1996 and March 26, 1995, respectively, included interest payments of $862,000 and $566,000 and income taxes paid of $3,566,000 and $1,500,000.

     Excluded from the investing activities in the Consolidated Statements of Cash Flows are net transfers from inventory to property, plant and equipment of $4,493,000 and $2,690,000 for the

                            CHECKPOINT SYSTEMS, INC.

                                  (UNAUDITED)

5. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED) thirteen week periods ended March 31, 1996 and March 26, 1995, respectively, relating to equipment rented to customers.

6. INTANGIBLES

     Intangibles consist of patents, licenses, customer lists, and software development costs. The costs relating to the acquisition of patents and licenses are amortized on a straight-line basis over their economic/legal useful lives, which range from five to ten years. Accumulated amortization approximated $2,308,000 and $1,806,000 at March 31, 1996 and December 31, 1995, respectively.

     The costs of internally developed software are expensed until the technological feasibility of the software has been established. Thereafter, all software development costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The costs of capitalized software are amortized over the products' estimated useful lives or five years, whichever is shorter. Capitalized software development costs, net of accumulated amortization, totaled $1,834,000 and $1,519,000 as of March 31, 1996 and December 31, 1995, respectively.

7. ACQUISITION

     In March 21, 1996, the Company acquired Mercatec Sistemas e Comercio de Equipamentos Electronicos Ltds. ('Mercatec'). Mercatec is a leading supplier of EAS systems and CCTV systems to retailers in Brazil with approximately $3,000,000 in annual sales.

     On November 30, 1995, the Company purchased all of the capital stock of Actron Group Limited ('Actron') which is engaged in the manufacture, distribution and sale of security products and services. The purchase price of the capital stock was approximately $54,000,000. This acquisition was accounted for under the purchase method and, accordingly, the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of approximately $40,600,000 which is being amortized over thirty years.

     In connection with the acquisition of Actron accruals of $10,401,000 were established to integrate Actron's operations with the Company's existing sales and production locations. Included in this accrual are: (i) costs associated with the elimination of approximately 70 manufacturing and field service positions from the Actron operation (approximately $7.7 million), (ii) costs related to the closure of redundant sales locations (approximately $1.8 million), and (iii) ancillary costs (approximately $.9 million). During the first quarter of 1996, approximately $614,000 of the ancillary costs and approximately $1,595,000 of the severance costs had been charged against the accrual. The remaining portion of the accrual is included in the 'Other Current Liabilities' section of the Company's consolidated balance sheet. The integration of Actron's operations is expected to be completed in the second quarter of 1996. Actual charges to complete the integration may differ from the above estimates. Such differences will increase (decrease) the excess of purchase price over net assets acquired.

     The following table represents unaudited combined results of operations for the first three months of 1996 (actual) and 1995 (as if the acquisition of Actron had occurred at the beginning of fiscal year 1995). The following results are not necessarily indicative of what would have occurred had the acquisition been consummated as of that date or of future results:

                            CHECKPOINT SYSTEMS, INC.

                                  (UNAUDITED)

7. ACQUISITION (CONTINUED)

                                                                                 THREE MONTHS
                                                                               (13 WEEKS) ENDED
                                                                           ------------------------
                                                                            MARCH 31,    MARCH 26,
                                                                              1996         1995
                                                                           -----------  -----------
                                                                            (THOUSANDS, EXCEPT PER
                                                                                  SHARE DATA)
Net revenues.............................................................   $  66,994    $  50,134
Net earnings.............................................................   $   2,946    $  (1,302)
Earnings per common share................................................   $     .10    $    (.06)

8. ACCOUNTING FOR FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The Company's balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet dates. Revenues, costs and expenses of the Company's foreign subsidiaries are translated into U.S. dollars at the average rate of exchange in effect during each reporting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. In addition, gains or losses on long-term intercompany transactions are excluded from the results of operations and accumulated in the aforementioned separate component of consolidated stockholders' equity. All other foreign transaction gains and losses are included in the results of operations.

     The Company has purchased certain foreign currency forward contracts in order to hedge anticipated rate fluctuations in Europe. Transaction gains or losses resulting from these contracts are recognized over the contract period.

9. SUBORDINATED CONVERTIBLE DEBENTURES

     On April 19, 1996, the Company completed its shelf Registration Statement on Form S-3 covering the resale of $47,250,000 5.25% Convertible Subordinated Debentures due 2005 ('Debentures') and 2,571,428 shares of the Company's common stock, $.10 par value per share, issuable upon conversion of the Debentures. The registration statement also covered the sale of 350,000 shares of the Company's common stock issuable upon exercise of certain options granted by the Company.

10. RESTRUCTURING PLAN

     In December 1995, as a result of the Actron acquisition, the Company announced a restructuring plan to reorganize its workplace on an international basis to eliminate redundancies. In connection with the restructuring, and in addition to the elimination of the Actron positions referred to in Note 7 above, approximately 28 manufacturing, field service and selling and administrative positions in the Company's international operations were eliminated. The Company accrued approximately $1.3 million before tax in the fourth quarter of 1995, consisting of employment severance costs of $697,000, lease termination costs of $359,000, and ancillary and miscellaneous costs of $244,000. During the first quarter of 1996 approximately $699,000 of severance related payments were charged against the accrual. The plan is anticipated to be completed in the second quarter of 1996.

11. CONTINGENCIES

     On February 14, 1996, the United States Federal Trade Commission ('FTC') began an investigation of the retail security systems industry. The probe was launched under the premise of anticompetitive practices within the industry whereby certain retail-trade groups limited the autonomy

                            CHECKPOINT SYSTEMS, INC.

                                  (UNAUDITED)

11. CONTINGENCIES (CONTINUED)

of smaller retailers by supporting specific security systems. The Company, along with Sensormatic Electronics Corporation, Minnesota Mining and Manufacturing, and other industry participants, received subpoenas requesting certain documents and communications necessary for the investigation. The Company does not believe that any legal or regulatory infraction will be found on its part.

12. SUBSEQUENT EVENT

     Pursuant to the October 11, 1995 purchase agreement for Actron Group Limited, the Company received a $2.5 million reduction to the $54 million purchase price resulting from certain net asset representations contained in the Agreement. This purchase price adjustment will reduce the Excess of Purchase Price Over Fair Value of Net Assets Acquired.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
Checkpoint Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Checkpoint Systems, Inc. and subsidiaries as of December 31, 1995 and December 25, 1994, and the related consolidated earnings statements, statements of shareholder's equity and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements, referred to above, present fairly, in all material respects, the consolidated financial position of Checkpoint Systems, Inc. and subsidiaries as of December 31, 1995 and December 25, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, in 1993, the Company changed its method of accounting for income taxes.

COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
March 11, 1996

                            CHECKPOINT SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,  DECEMBER 25,
                                                                                           1995          1994
                                                                                       ------------  ------------
                                                                                              (THOUSANDS)
                                       ASSETS
CURRENT ASSETS
     Cash and cash equivalents.......................................................   $   77,456    $      944
     Accounts receivable, net of allowances of $1,906,000 and $1,570,000.............       73,065        33,290
     Inventories net.................................................................       54,941        29,486
     Other current assets............................................................        7,479         4,385
     Deferred income taxes...........................................................        1,718         1,117
                                                                                       -----------    ----------
        Total current assets.........................................................      214,659        69,222
PROPERTY, PLANT AND EQUIPMENT, net...................................................       56,025        36,799
EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF
  NET ASSETS ACQUIRED, net...........................................................       61,456        10,120
INTANGIBLES, net.....................................................................       14,930         5,826
OTHER ASSETS.........................................................................       15,081         5,958
                                                                                       -----------   -----------
TOTAL ASSETS.........................................................................   $  362,151    $  127,925
                                                                                       -----------   -----------
                                                                                       -----------   -----------
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable................................................................   $   16,643    $   10,064
     Accrued compensation and related taxes..........................................        5,762         2,635
     Income taxes....................................................................        4,921         2,223
     Unearned revenues...............................................................        8,155         3,357
     Other current liabilities.......................................................       27,102         4,810
     Short-term borrowings and current portion of long-term debt.....................        4,002         6,706
                                                                                       -----------   -----------
        Total current liabilities....................................................       66,585        29,795
LONG-TERM DEBT, LESS CURRENT MATURITIES..............................................       35,674        35,556
CONVERTIBLE SUBORDINATED DEBENTURES..................................................      120,000            --
DEFERRED INCOME TAXES................................................................        2,234         1,271
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
     Preferred stock, no par value, authorized 500,000 shares, none issued
     Common stock, par value $.10 per share, authorized 100,000,000 shares, issued
       30,019,758 and 22,557,022.....................................................        3,002         2,256
     Additional capital..............................................................       83,126        21,592
     Retained earnings...............................................................       58,198        45,661
     Common stock in treasury, at cost, 1,598,000 shares.............................       (5,664)       (5,664)
     Foreign currency adjustments....................................................       (1,004)       (2,542)
                                                                                       -----------   -----------
TOTAL SHAREHOLDERS' EQUITY...........................................................      137,658        61,303
                                                                                       -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................................   $  362,151    $  127,925
                                                                                       -----------   -----------
                                                                                       -----------   -----------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                        CONSOLIDATED EARNINGS STATEMENTS

                                                                            1995         1994        1993
                                                                         -----------  -----------  ---------
                                                                         (THOUSANDS, EXCEPT PER SHARE DATA)
Net Revenues...........................................................  $   204,741  $   128,331  $  93,034
Cost of Revenues.......................................................      114,044       66,360     54,421
                                                                         -----------  -----------  ---------
     Gross Profit......................................................       90,697       61,971     38,613
Selling, General and Administrative Expenses...........................       71,642       50,243     39,238
                                                                         -----------  -----------  ---------
Operating Income (loss)................................................       19,055       11,728       (625)
Contract Settlement Income.............................................           --           --      3,500
Interest Income........................................................        2,791          529        476
Interest Expense.......................................................        5,050        3,118        953
Foreign Exchange Loss..................................................          198          762        327
                                                                         -----------  -----------  ---------
Earnings Before Income Taxes...........................................       16,598        8,377      2,071
Income Taxes...........................................................        5,189        2,094        456
                                                                         -----------  -----------  ---------
Net Earnings...........................................................  $    11,409  $     6,283  $   1,615
                                                                         -----------  -----------  ---------
                                                                         -----------  -----------  ---------
Net Earnings Per Share (1).............................................  $       .42  $       .29  $     .08
                                                                         -----------  -----------  ---------
                                                                         -----------  -----------  ---------

- ------------------
(1) After giving retroactive effect to the February 1996 Stock Split.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                              FOREIGN
                                               COMMON     ADDITIONAL   RETAINED   TREASURY   CURRENCY
                                                STOCK       CAPITAL    EARNINGS     STOCK     ADJUST.      TOTAL
                                             -----------  -----------  ---------  ---------  ---------  -----------
                                                                         (THOUSANDS)
Balance, December 27, 1992.................   $   1,080    $  16,754   $  38,891  $  (5,664) $      --  $    51,061
Net Earnings...............................                                1,615                              1,615
Exercise of Stock Options..................          17        1,592                                          1,609
Foreign Currency Adjustments...............                                                       (506)        (506)
                                              ---------    ---------   ---------  ---------  ---------  -----------
Balance, December 26, 1993.................       1,097       18,346      40,506     (5,664)      (506)      53,779
Net Earnings...............................                                6,283                              6,283
Exercise of Stock Options..................          31        3,246                                          3,277
Foreign Currency Adjustments...............                                                     (2,036)      (2,036)
                                              ---------    ---------   ---------  ---------  ---------  -----------
Balance, December 25, 1994.................       1,128       21,592      46,789     (5,664)    (2,542)      61,303
Net Earnings...............................                               11,409                             11,409
Exercise of Stock Options..................          44        5,200                                          5,244
Stock Issuances............................         329       57,835                                         58,164
Stock Split, Effective February 22, 1996...       1,501       (1,501)                                            --
Foreign Currency Adjustments...............                                                      1,538        1,538
                                              ---------    ---------   ---------  ---------  ---------  -----------
Balance, December 31, 1995.................   $   3,002    $  83,126   $  58,198  $  (5,664) $  (1,004) $   137,658
                                              ---------    ---------   ---------  ---------  ---------  -----------
                                              ---------    ---------   ---------  ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  1995        1994       1993
                                                                               -----------  ---------  ---------
                                                                                          (THOUSANDS)
Cash inflow (outflow) from operating activities:
  Net earnings...............................................................  $    11,409  $   6,283  $   1,615
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Net book value of rented equipment sold.................................        1,502      1,652      1,268
     Long-term customer contracts............................................       (2,017)      (919)       421
     Depreciation and amortization...........................................       12,178      8,023      6,476
     Deferred Taxes..........................................................          362        633       (479)
     Provision for losses on accounts receivable.............................        1,188      1,221        520
     Restructuring charge....................................................        1,254         --         --
     (Increase) decrease in current assets:
        Accounts receivable..................................................      (25,600)   (11,289)    (2,716)
        Inventories..........................................................      (23,418)   (13,095)   (10,792)
        Other current assets.................................................        1,706        828     (2,024)
     Increase (decrease) in current liabilities:
        Accounts payable.....................................................       (1,820)      (669)     2,062
        Accrued compensation and related taxes...............................        2,460        728       (269)
        Income taxes.........................................................        2,256      1,431       (385)
        Unearned revenues....................................................        1,612        712         (7)
        Other current liabilities............................................        2,175     (3,151)    (2,007)
                                                                               -----------  ---------  ---------
        Net cash provided (used) by operating activities.....................      (14,753)    (7,612)    (6,317)
                                                                               -----------  ---------  ---------
Cash inflow (outflow) from investing activities:
  Acquisition of property, plant and equipment...............................       (9,379)    (4,532)    (4,600)
  Acquisitions, net of cash acquired.........................................      (65,997)    (1,786)    (3,184)
  Patent defense costs.......................................................         (136)        --     (1,998)
  Other investing activities.................................................       (4,140)    (2,266)    (1,662)
                                                                               -----------  ---------  ---------
        Net cash used by investing activities................................      (79,652)    (8,584)   (11,444)
                                                                               -----------  ---------  ---------
Cash inflow (outflow) from financing activities:
  Proceeds from stock issuances..............................................       59,910      3,277      1,609
  Proceeds of debt...........................................................      157,281     28,306     14,774
  Payment of debt............................................................      (46,274)   (14,443)      (942)
                                                                               -----------  ---------  ---------
        Net cash provided by financing activities............................      170,917     17,140     15,441
                                                                               -----------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.........................       76,512        944     (2,320)
Cash and cash equivalents:
  Beginning of year..........................................................          944         --      2,320
                                                                               -----------  ---------  ---------
  End of Year................................................................  $    77,456  $     944  $      --
                                                                               -----------  ---------  ---------
                                                                               -----------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                            CHECKPOINT SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The Company is a multinational designer, manufacturer and distributor of integrated electronic security systems -- utilizing proprietary RF technologies
- -- designed primarily to help retailers prevent losses caused by theft of merchandise. The Company markets a wide range of these systems, including EAS systems, CCTV systems, POS monitoring systems and access control systems, primarily to retailers in the following market segments: hard goods (supermarkets, drug stores, mass merchandising and music/electronics) and soft goods (apparel).

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Checkpoint Systems, Inc. and its wholly-owned subsidiaries ('Company'). All material intercompany transactions are eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR

     The Company's fiscal year is the 52 or 53 week period ending the last Sunday of December. References to 1995, 1994, and 1993 are for: the 53 weeks ended December 31, 1995, the 52 weeks ended December 25, 1994, and the 52 weeks ended December 26, 1993.

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1994 and 1993 financial statements and related footnotes to conform to the 1995 presentation.

STOCK SPLIT
     On January 4, 1996, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% tax-free stock dividend distributed on February 22, 1996 to stockholders of record as of January 18, 1996. Stockholders' equity at December 31, 1995 has been adjusted to give retroactive effect to the stock split by reclassifying from additional capital to common stock the par value of the additional shares arising from the split. All share and per share amounts have been restated to retroactively reflect the stock split.

REVENUE RECOGNITION

     Revenue from the sale of equipment is recognized upon shipment of equipment or the acceptance of a customer order to purchase equipment currently rented. Revenue from the sale of point-of-sale monitoring systems is recognized on a percentage of completion basis. Equipment leased to customers under sales-type leases is accounted for as the equivalent of a sale. The present value of such lease revenues is recorded as net revenues, and the related cost of the equipment is charged to cost of

                            CHECKPOINT SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

revenues. The deferred finance charges applicable to these leases are recognized over the terms of the leases using the effective interest method. Rental revenue from equipment under operating leases is recognized over the term of the lease. Service revenue is recognized on a straight-line basis over the contractual period or as services are performed. Sales to third party leasing companies are recognized as the equivalent of a sale. These sales were all made on a non-recourse basis.

CASH AND CASH EQUIVALENTS

     Cash in excess of operating requirements is invested in short-term, income producing instruments. Cash equivalents include commercial paper and other securities with original maturities of 90 days or less. Book value approximates fair value because of the short maturity of those instruments.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Depreciation and amortization generally are provided on a straight-line basis over the estimated useful lives of the assets; for certain manufacturing equipment, the units-of-production method is used. Buildings, equipment rented to customers, leasehold improvements, and leased equipment under capitalized leases use the following estimated useful lives of 27.5 years, 5 years, 7 years, and 5 years, respectively. Machinery and equipment estimated useful life ranges from 5 to 10 years. Maintenance, repairs and minor renewals are expensed as incurred. Additions, improvements and major renewals are capitalized. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is included in income.

EXCESS OF PURCHASE PRICE OVER FAIR VALUE OF NET ASSETS ACQUIRED

     The excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over their economic useful lives which is considered to range between 20 and 30 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made at each balance sheet date (quarterly) and it is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. Accumulated amortization approximated $3,756,000 and $2,437,000 at December 31, 1995 and December 25, 1994, respectively.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred, and approximated $6,862,000, $4,877,000, and $5,392,000 in 1995, 1994, and 1993, respectively.

                            CHECKPOINT SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ROYALTY EXPENSE

     Royalty expenses incurred approximated $2,863,000, $2,227,000, and $1,619,000 in 1995, 1994, and 1993, respectively.

PER SHARE DATA

     Per share data is based on the weighted average number of common and common equivalent shares (stock options) outstanding during the year. The number of shares used in the per share computations were 27,374,000 (1995), 21,612,000
(1994), and 20,772,000 (1993) after giving retroactive effect to the February 1996 stock split.

INTANGIBLES

     Intangibles consist of patents, rights, customer lists and software development costs. The costs relating to the acquisition of patents, rights and customer lists are amortized on a straight-line basis over their useful lives which range between seven and ten years, or legal life, whichever is shorter. Accumulated amortization approximated $1,806,000, $1,027,000, and $473,000 at December 31, 1995, December 25, 1994, and December 26, 1993, respectively.

     The costs of internally developed software are expensed until the technological feasibility of the software has been established. Thereafter, all software development costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. The costs of capitalized software are amortized over the products' estimated useful lives or five years, whichever is shorter. Capitalized software development costs were $2,842,000 and $1,957,000 at December 31, 1995 and December 25, 1994, respectively, net of accumulated amortization costs of $1,323,000 and $965,000 at December 31, 1995 and December 25, 1994, respectively.

TAXES ON INCOME

     Income taxes for 1995, 1994 and 1993 are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted statutory tax rates in effect at the balance sheet date. Changes in enacted tax rates are reflected in the tax provision as they occur. A valuation allowance is recorded to reduce deferred tax assets when realization of a tax benefit is unlikely. Prior to 1993, taxes on income were determined under Accounting Principles Board Opinion 11 (APB 11) whereby the income tax provision was calculated under the deferred method.

ACCOUNTING FOR FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The Company's balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet dates. Revenues, costs and expenses of the Company's foreign subsidiaries are translated into U.S. dollars at the average rate of exchange in effect during each reporting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. In addition, gains or losses on long-term intercompany transactions are excluded from the results of operations and accumulated in the aforementioned separate component of consolidated stockholders' equity. All other foreign transaction gains and losses are included in the results of operations.

                            CHECKPOINT SYSTEMS, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Aggregate foreign currency transaction losses in 1995, 1994, and 1993 were $198,000, $762,000, and $327,000, respectively, and are included in 'Foreign Exchange Loss' in the Consolidated Earnings Statement.

STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS NOT YET ADOPTED

     In October 1995, the FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation,' for fiscal years beginning after December 15, 1995. SFAS No. 123 allows companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based upon fair value or permits them to continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' (APB No. 25). Companies choosing to continue on APB No. 25 are required to disclose pro forma net income and earnings per share data based on fair value. The Company anticipates continuing to account for stock-based compensation in accordance with APB No. 25 and therefore the adoption of SFAS 123 will not have an impact on the Company's financial position or results of operations.

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' for fiscal years beginning after December 15, 1995. The provisions of SFAS No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. Any loss will be recognized in the income statement and certain disclosures regarding the impairment are to be made in the financial statements. The company is evaluating the provisions of SFAS No. 121 and does not anticipate adoption to have a material effect on its financial position or results of operations.

2. INVENTORIES

     Inventories consist of the following:

                                                                                1995       1994
                                                                              ---------  ---------
                                                                                  (THOUSANDS)
Raw materials...............................................................  $   7,282  $   6,078
Work-in-process.............................................................        275        193
Finished goods..............................................................     47,384     23,215
                                                                              ---------  ---------
Totals                                                                        $  54,941  $  29,486
                                                                              ---------  ---------
                                                                              ---------  ---------

                            CHECKPOINT SYSTEMS, INC.

3. PROPERTY, PLANT AND EQUIPMENT

     The major classes are:

                                                                                1995       1994
                                                                              ---------  ---------
                                                                                  (THOUSANDS)
Land........................................................................  $     892  $     892
Building....................................................................      9,784      9,751
Equipment rented to customers...............................................     19,793     10,364
Machinery and equipment.....................................................     51,610     35,162
Leasehold improvements......................................................      1,956      1,129
Leased equipment under capital leases.......................................         15         15
                                                                              ---------  ---------
                                                                              $  84,050  $  57,313
Accumulated depreciation and amortization...................................    (28,025)   (20,514)
                                                                              ---------  ---------
                                                                              $  56,025  $  36,799
                                                                              ---------  ---------
                                                                              ---------  ---------

4. SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT

     The short-term debt and current portion of long-term debt at December 31, 1995 and at December 25, 1994 consisted of the following:

                                                                         DECEMBER 31,   DECEMBER 25,
                                                                             1995           1994
                                                                         -------------  -------------
                                                                                 (THOUSANDS)
Current portion of Long-term debt......................................    $   3,310      $   3,277
$2 million credit line held by Puerto Rico subsidiary with interest at
  8.5%.................................................................           --          2,000
Line of credit held by Argentine subsidiary with interest at 13.0%.....          692          1,429
                                                                         -----------    -----------
Total short-term debt and current portion long-term debt...............    $   4,002      $   6,706
                                                                         -----------    -----------
                                                                         -----------    -----------

                            CHECKPOINT SYSTEMS, INC.

5. LONG-TERM DEBT

     The long-term debt at December 31, 1995 and December 25, 1994 consisted of the following:

                                                                            DECEMBER 31,  DECEMBER 25,
                                                                                1995          1994
                                                                            ------------  ------------
                                                                                   (THOUSANDS)
Revolving Credit Agreement with interest at 8.5%..........................   $       --    $   12,880
Seven year $7 million term note with interest at 4.9%.....................        4,200         5,250
Six year $8 million term note with interest at 6.5%.......................        5,647         7,059
Eight year $12 million private placement note with interest at 8.27%......       12,000        12,000
Eight year $15 million private placement note with interest at 9.35%......       15,000            --
Other loans with interest rates ranging from 6.5% to 7.87% and maturity
  dates through January 2000..............................................        2,137         1,644
                                                                            -----------   -----------
Total.....................................................................       38,984        38,833
Less current portion......................................................       (3,310)       (3,277)
                                                                            -----------   -----------
Total long-term portion...................................................   $   35,674    $   35,556
                                                                            -----------   -----------
                                                                            -----------   -----------

     The Company has a Revolving Credit Agreement with its principal lending bank which currently provides a line of credit of up to $60,000,000 with a floating interest rate (which equaled 8.5% at December 31, 1995) through June 1, 1998. At December 31, 1995, there were no outstanding borrowings under this credit agreement.

     In December 1992, the Company entered into a $7,000,000 seven year loan agreement at a fixed rate of 4.9% with its principal lending bank. Three equal installments of $350,000 are due during each year for a total of $1,050,000 per year with interest due monthly. At December 31, 1995, $4,200,000 was outstanding.

     In February 1994, the Company entered into a $8,000,000 six year loan agreement at a fixed rate of 6.5% with its principal lending bank. Three equal installments of $470,588 are due during each year for a total of $1,411,764 per year with interest due monthly. At December 31, 1995, $5,647,000 was outstanding.

     In March 1994, the Company entered into a $12,000,000 private placement debt funding agreement at a fixed rate of 8.27%. Principal payments of $4,000,000 annually are to be made starting in year 2000 with interest due semi-annually.

     In February 1995, the Company issued and sold $15,000,000 aggregate principal amount of 9.35% series B Notes (the notes) pursuant to a Note Agreement dated as of January 15, 1995, among the Company and Principal Mutual Life Insurance Company. The Notes are due January 30, 2003 and bear interest from the issue date (computed on the basis of a 360 day year) payable semi-annually on January 30 and July 30 of each year commencing July 30, 1995. Notes of $3,000,000 are due on each January 30 commencing January 30, 1999 and ending January 30, 2002, with the remaining principal payable on January 30, 2003. The Notes are uncollateralized and rank pari passu with the Company's other funded debt.

     The above loan agreements contain certain restrictive covenants which, among other things, requires maintenance of specified minimum financial ratios including debt to capitalization, interest

                            CHECKPOINT SYSTEMS, INC.

5. LONG-TERM DEBT (CONTINUED)

coverage and tangible net worth. In addition, these agreements limit the Company's ability to pay cash dividends.

     The aggregate maturities on all long-term debt are:

                                                                                 (THOUSANDS)
1996...........................................................................   $   3,310
1997...........................................................................       2,562
1998...........................................................................       2,462
1999...........................................................................       5,462
2000...........................................................................       7,000
Thereafter.....................................................................      18,188
                                                                                 -----------
Total..........................................................................   $  38,984
                                                                                 -----------
                                                                                 -----------

6. SUBORDINATED DEBENTURES

     In November 1995, the Company completed the private placement of $120,000,000 of Convertible Subordinated Debentures with an annual interest rate of 5.25%. The debentures are uncollateralized, subordinated to all senior indebtedness and convertible at any time into shares of the Company's stock at a conversion price of $18.38 per share (equivalent to approximately 54.4 shares of Common Stock for each $1,000 principal amount of Debentures). The debentures will mature on November 1, 2005 and are redeemable, in whole or in part, at the option of the Company on or after November 1, 1998. The net proceeds generated to the Company from this transaction approximated $116,000,000. The conversion price reflects the February 1996 Stock Split.

7. STOCK OPTIONS

     Under a stock option plan for all employees adopted by the shareholders of the Company in 1987 ('1987 Plan'), the Company granted either incentive stock options ('ISOs') or non-incentive stock options to purchase up to 4,000,000 shares of Common Stock (amended in 1990 from a previous level of 2,000,000) after giving effect to the February 1996 stock split.

     The Company amended, restated and renamed the 1987 plan in 1992 ('1992 Plan') allowing the Company to grant either ISOs or non-incentive stock options to purchase up to 6,000,000 shares of Common Stock (amended in 1992 from a previous level of 4,000,000 shares) after giving effect to the February 1996 stock split. Under the 1992 Plan, only employees are eligible to receive ISOs and both employees and non-employee directors of the Company are eligible to receive non-incentive stock options. Non-incentive stock options issued under the 1992 Plan through December 31, 1995 total 1,275,256 shares after giving effect to the February 1996 stock split. At December 31, 1995, December 25, 1994 and December 26, 1993 a total of 1,592,152, 417,000, and 729,000 shares, respectively, were available for grant after giving effect to the February 1996 stock split.

     All ISO's under the 1992 Plan expire not more than 10 years (plus six months in the case of non-incentive options) from the date of grant. Both ISO's and non-incentive options require a purchase price of not less than 100% of the fair market value of the stock at the date of grant.

     The 1992 Plan is administered by the Compensation and Stock Option Committee of the Company's Board of Directors. All of the options outstanding at December 31, 1995 were issued pursuant to the 1987 Plan or the 1992 Plan. Options that were fully vested and exercisable totaled 3,835,048 as of December 31, 1995 after giving effect to the February 1996 stock split.

                            CHECKPOINT SYSTEMS, INC.

7. STOCK OPTIONS (CONTINUED)

     The following schedule summarizes stock option activity and status, after giving retroactive effect to the February 1996 Stock Split:

                                                              1995         1994         1993
                                                           -----------  -----------  -----------
Outstanding at beginning of year.........................    2,892,302    3,186,928    2,562,228
Granted..................................................    1,824,848      397,000      978,000
Exercised................................................     (882,102)    (596,626)    (337,300)
Canceled.................................................            0      (95,000)     (16,000)
                                                           -----------  -----------  -----------
Outstanding at end of year...............................    3,835,048    2,892,302    3,186,928
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------

                                                           $   2.44 to  $   2.44 to  $   2.44 to
Price range of options outstanding at end of year........       $17.75        $8.63        $8.25

                                                           $   2.44 to  $   2.44 to  $   2.44 to
Price range of options exercised during the year.........       $10.19        $8.25        $6.75

Weighted average exercise price of currently exercisable
  options................................................  $      6.98  $      5.54  $      5.44

Weighted average exercise price of exercisable options
  outstanding(1).........................................  $      6.98  $      5.54  $      5.44

- ------------------
(1) The Company does not provide any vesting privileges on stock options.

8. SUPPLEMENTAL CASH FLOW INFORMATION

     Cash payments in 1995, 1994, and 1993, respectively, included payments for interest of $2,970,761, $2,410,000, and $860,000 and income taxes of $1,806,000,
$375,000, and $638,000.

     Excluded from the 1994 Consolidated Statements of Cash Flows is a non-cash activity of $100,000 relating to the purchase of a licensing agreement in which the Company recorded the full cost of the agreement and the associated liability. Also excluded from investing activities in the Consolidated Statements of Cash Flows are net transfers from inventory to property, plant and equipment of $11,680,000, $9,059,000, and $3,976,000 in 1995, 1994, and 1993
respectively, relating to equipment rented to customers.

     In March 1993, the Company purchased all of the capital stock of its Argentinean distributor for $2,103,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...........................................................     $3,690,000
Cash paid and direct costs incurred for the capital stock...............................     $2,103,000
                                                                                          -------------
Liabilities assumed.....................................................................     $1,587,000
                                                                                          -------------
                                                                                          -------------

     In July 1993, the Company purchased all of the capital stock of ID Systems International B.V. and ID Systems Europe B.V. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired..........................................................     $14,575,000
Cash paid and direct costs incurred for the capital stock including advances...........     $ 1,690,000
                                                                                         --------------
Liabilities assumed....................................................................     $12,885,000
                                                                                         --------------
                                                                                         --------------

                            CHECKPOINT SYSTEMS, INC.

8. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

     In February 1995, the Company purchased all of the capital stock of Alarmex, Inc. together with a related company, Bayport Controls, Inc. (collectively 'Alarmex'), for $13,498,000. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................     $21,595,000
Cash paid and direct costs incurred for the capital stock...................     $13,498,000
                                                                              --------------
Liabilities assumed.........................................................     $ 8,097,000
                                                                              --------------
                                                                              --------------

     In November 1995, the Company purchased all of the capital stock of Actron Group Limited. In conjunction with the acquisition, liabilities were assumed as follows:

Fair value of assets acquired...............................................     $81,000,000
Cash paid and direct costs incurred for the capital stock...................     $54,000,000
                                                                              --------------
Liabilities assumed.........................................................     $27,000,000
                                                                              --------------
                                                                              --------------

9. SHAREHOLDERS' EQUITY

     In December 1988, the Company's Board of Directors approved a Shareholders' Rights Plan (the 'Plan'), and declared a dividend distribution of one common share purchase right ('Right') for each outstanding share of the Company's Common Stock to shareholders of record on December 29, 1988. The Rights are designed to ensure all Company shareholders fair and equal treatment in the event of a proposed takeover of the Company, and to guard against partial tender offers and other abusive tactics to gain control of the Company without paying all shareholders a fair price.

     The Rights are exercisable only as a result of certain actions (defined by the Plan) of an Acquiring Person or Adverse Person, as defined. Initially, upon payment of the exercise price (currently $20, reflective of the February 1996 Stock Split), each Right will be exercisable for one share of Common Stock. Upon the occurrence of certain events as specified in the Plan, each Right will entitle its holder (other than an Acquiring Person or an Adverse Person) to purchase a number of the Company's or Acquiring Person's common shares having a market value of twice the Right's exercise price. The Rights expire on December 28, 1998. Generally, within ten days after a person becomes an Acquiring Person or is determined to be an Adverse Person, the Company can redeem the Rights.

     The Company completed the sale of approximately 6.2 million shares of Common Stock during the second quarter of 1995 pursuant to an underwritten public offering. The net proceeds received by the Company from this offering were approximately $54.7 million. Of these proceeds, $25 million was used to reduce the amount outstanding under the Company's revolving credit line. The balance of the proceeds are expected to be used for general corporate purposes including (i) funding strategic acquisitions or start-up opportunities, and (ii) funding the Company's leasing program.

10. INCOME TAXES

     The Company's net earnings generated by the operations of its Puerto Rican subsidiary are exempt from Federal income taxes under Section 936 of the Internal Revenue Code and substantially exempt from Puerto Rican income taxes.

     The Company has a local tax exemption agreement with Puerto Rico granting a 90% local tax exemption on both the target and sensor manufacturing operations through 2008.

     Repatriation of the Puerto Rico subsidiary's unremitted earnings could result in the assessment of Puerto Rico 'tollgate' taxes at a maximum rate of 3.5% of the amount repatriated. During 1995, 1994

                            CHECKPOINT SYSTEMS, INC.

10. INCOME TAXES (CONTINUED)

and 1993, a provision was made for tollgate taxes. The Company has not provided for tollgate taxes on $20,882,000 of its subsidiary's unremitted earnings since they are expected to be reinvested indefinitely.

     The domestic and foreign components of earnings before income taxes are:

                                                                      1995       1994       1993
                                                                    ---------  ---------  ---------
Domestic..........................................................  $  17,626  $   6,931  $   1,720
Foreign...........................................................     (1,028)     1,446        351
                                                                    ---------  ---------  ---------
Total.............................................................  $  16,598  $   8,377  $   2,071
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

The related provision for income taxes consist of:

                                                                        1995       1994       1993
                                                                      ---------  ---------  ---------
                                                                                (THOUSANDS)
Currently Payable...................................................
  Federal...........................................................  $   4,003  $     914  $     369
  State.............................................................        335         --          5
  Puerto Rico.......................................................        319        444        186
  Foreign...........................................................        170        103        375
Deferred............................................................
  Federal...........................................................        (81)       176       (509)
  State.............................................................        (71)       (33)        30
  Puerto Rico.......................................................        136         --         --
  Foreign...........................................................        378        490         --
                                                                      ---------  ---------  ---------
Total Provision.....................................................  $   5,189  $   2,094  $     456
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

     Deferred tax liabilities (assets) at December 31, 1995 and December 25, 1994 and consist of:

                                                                                 1995       1994
                                                                               ---------  ---------
                                                                                   (THOUSANDS)
Depreciation.................................................................  $   1,398  $     856
Deferred maintenance.........................................................        220        260
Other........................................................................        616        155
                                                                               ---------  ---------
Gross deferred tax liabilities...............................................      2,234      1,271
                                                                               ---------  ---------
Inventory....................................................................     (1,104)      (332)
Alternative minimum tax......................................................         --       (513)
Accounts receivable..........................................................       (245)      (117)
Net operating loss carryforwards.............................................    (15,788)    (4,668)
Warranty.....................................................................        (35)       (52)
Other........................................................................       (334)      (103)
                                                                               ---------  ---------
Gross deferred tax assets....................................................    (17,506)    (5,785)
                                                                               ---------  ---------
Valuation allowance..........................................................     15,788      4,668
                                                                               ---------  ---------
Net deferred tax liability (asset)...........................................  $     516  $     154
                                                                               ---------  ---------
                                                                               ---------  ---------

     Included in net operating loss carryforwards of $80,038,000 is $11,369,000 that were acquired in connection with the acquisition of the ID Systems Group and $66,700,000 that were acquired in

                            CHECKPOINT SYSTEMS, INC.

10. INCOME TAXES (CONTINUED)

connection with the acquisition of Actron. If realization of the benefit of such carryforwards occur, the Company will apply such benefit to goodwill in connection with the acquisition.

     Of the total foreign net operating loss carryforwards available, $60,800,000 expire beginning January 1997 through December 2002 and the remaining portion may be carried forward indefinitely.

     The valuation allowance of $15,788,000 in 1995 relate primarily to the net operating losses acquired in connection with the Actron and the ID Systems Group acquisitions, and subsequent losses.

     A reconciliation of the statutory U.S. Federal income tax rate with the effective income tax rate follows:

                                                                             1995       1994       1993
                                                                           ---------  ---------  ---------
Statutory federal income tax rate........................................       35.0%      34.0%      34.0%
Tax exempt earnings of subsidiary in Puerto Rico.........................      (18.0)     (13.3)     (14.0)
Non-deductible goodwill..................................................        2.1        2.1        3.4
Research and Experimentation tax credit..................................         --       (0.8)     (17.2)
Foreign losses with no benefit...........................................        7.4         --        8.4
State and local income taxes, net of federal benefit.....................        4.3        3.5        9.1
Other....................................................................         .5        (.5)      (1.7)
                                                                           ---------  ---------  ---------
Effective tax rate.......................................................       31.3%      25.0%      22.0%
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

11. EMPLOYEE BENEFIT PLANS

     Under the Company's defined contribution savings plans, eligible employees (see below) may make basic (up to 6% of an employee's earnings) and supplemental contributions to a trust. The Company matches 50% of participant's basic contributions. Company contributions vest to participants in increasing percentages over three to six years of service. The Company's contributions under the plans approximated $626,000, $628,000, and $478,000, in 1995, 1994,
and 1993, respectively.

     Generally, any full-time, non-union employee of the Company (other than someone holding the position of Vice President or higher) who has completed one month of service, and any part-time non-union employee of the Company who has completed one year of service, other than employees of the Company's subsidiaries, may participate in the Company's United States Savings Plan. All full-time employees of the Puerto Rico subsidiary who have completed three months of service may participate in the Company's Puerto Rico Savings Plan. Part-time employees are not entitled to participate in the Company's Puerto Rico Savings Plan.

     Under the Company's non-qualified Employee Stock Purchase Plan, employees, other than employees of the Company's subsidiaries in Australia, Argentina, Europe and Mexico may contribute up to $60 per week to a trust for the purchase of Company Common Stock at fair market value. The Company matches employee contributions up to a maximum of $17 per week. The Company's contributions under this plan approximated $107,891, $110,000, and $94,000 in 1995, 1994, and 1993,
respectively.

     Under the Company's Profit Incentive Plan, bonuses are provided for certain executives based on a percentage of the amount by which consolidated net earnings exceed a specified portion of shareholders' equity at the beginning of the year. During 1995, bonuses were provided for certain executives in the amount of $614,000. In 1994 and 1993, net earnings did not exceed this criteria and, accordingly, no bonuses were provided.

                            CHECKPOINT SYSTEMS, INC.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to reduce the risk, as explained in this note. The Company does not hold or issue financial instruments for trading purposes.

NOTIONAL AMOUNTS OF DERIVATIVES

     The notional amounts of derivatives are not a complete measure of the Company's exposure to foreign exchange fluctuation. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to exchange rates.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company enters into currency exchange forward contracts to hedge certain firm sale commitments denominated in currencies other than the U.S. dollar (principally pound sterling, Dutch guilder, Belgian franc, French franc, German mark, and Canadian dollar). The term of the currency exchange forward contracts is rarely more than one year. Unrealized and realized gains and losses on these contracts are included in net income. Notional amounts of currency exchange forward contracts outstanding were $14,040,000 at December 31, 1995, with various maturity dates ranging through the end of 1996. At December 25, 1994, the notional amounts of currency exchange forward contracts outstanding were $8,805,000. Counterparties to these contracts are major financial institutions, and credit loss from counterparty nonperformance is not anticipated. Additionally, there were no deferrals of gains or losses on currency exchange forward contracts at December 31, 1995.

FAIR VALUES

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1995.

                                                                          1995                    1994
                                                                 ----------------------  ----------------------
                                                                  CARRYING                CARRYING
                                                                   VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                                 ----------  ----------  ----------  ----------
                                                                             (AMOUNTS IN THOUSANDS)
Long-term debt (including* current maturities).................  ($  39,676) ($  43,188) ($  42,262) ($  42,959)
Subordinated debentures*.......................................    (120,000)   (142,200)         --          --
Currency exchange forward contracts**..........................         (33)        (33)        136         136

- ------------------

 * The carrying amounts are reported on the balance sheet under the indicated captions.
** The carrying amounts represent the net unrealized gain (loss) associated with the contracts at the end of the period. Such amounts are included in 'Other Current Liabilities.'

     Long-term debt is carried at the original offering price, less any payments of principal. The Company entered into its outstanding loan agreements at a fixed rate of interest. Rates currently available to the Company for long-term borrowings with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows. The long-term debt agreements have various due dates with none of the agreements extending beyond the year 2003.

     Convertible subordinated debentures are carried at the original offering price, less any payments of principal. The debentures are unsecured, subordinated to all senior indebtedness and are convertible

                            CHECKPOINT SYSTEMS, INC.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

at any time into shares of the Company's stock. The debentures will mature on November 1, 2005 and are redeemable, in whole or in part, at the option of the Company on or after November 1, 1998. In order to estimate the fair value of these debentures, the Company used currently quoted market prices.

13. RESTRUCTURING PLAN

     In December 1995, as a result of the Actron acquisition, the Company announced a restructuring plan to reorganize its workplace on an international basis to eliminate redundancies. In connection with the restructuring, approximately 28 manufacturing and field service positions in the Company's international operations were eliminated. The Company accrued approximately $1.3 million before tax in the fourth quarter of 1995, consisting of employment severance costs of $697,000, lease termination costs of $359,000, and ancillary and miscellaneous costs of $244,000. The plan is anticipated to be completed in the second quarter of 1996.

14. COMMITMENTS AND CONTINGENCIES

     The Company leases its offices, distribution center and certain production facilities. Rental expense for all operating leases approximated $4,211,000, $2,307,000, and $1,424,000 in 1995, 1994, and 1993, respectively. Future minimum payments for operating leases having non-cancelable terms in excess of one year at December 31 1995 are: $4,237,000 (1996), $3,146,000 (1997), $2,492,000
(1998), $1,677,000 (1999) and $5,566,000 thereafter.

     The Company entered into a twelve year lease agreement for a newly constructed facility in 1994 for the Company's worldwide headquarters including administrative offices, research and development activities and warehouse distribution. These lease payments have been included in the future minimum payments for operating leases above.

     Until October, 1995, the Company was the exclusive worldwide licensee of Arthur D. Little, Inc. ('ADL') for certain patents and improvements thereon related to EAS products and manufacturing processes. On October 1, 1995, the Company acquired these patents for $1.9 million plus a percent ranging from 1% to 1.5% of future EAS RF products sold through 2008. Prior to October 1, 1995, the Company paid a royalty to ADL of approximately 2% of net revenues generated by the sale and lease of the licensed products, with the actual amount of the royalty depending upon revenue volume.

     The Company is the worldwide licensee of certain patents and technical knowledge related to proximity card and card reader products. It pays a royalty equal to 2% of the net revenues from the licensed products. Such royalties are payable through January 29, 2000, or until all of the subject patents have been adjudicated invalid.

     The Company has a worldwide license to distribute a point-of-sale front-end monitoring system being marketed under the name Viewpoint. Marketing of this product began during 1992. The Company pays a one time site license fee for each site installed.

     Effective January 1, 1995, A.E. Wolf, former Chief Executive Officer, and current Chairman of the Board of Directors entered into an agreement with the Company to provide consulting services on an as-needed basis. As compensation, Mr. Wolf will receive $530,014 per year for five years, of which $255,014 will be deferred annually. In addition, the Company will pay the sum of $125,000 in five equal installments of $25,000 each commencing January 1, 1995 to Mr. Wolf for his agreement not to compete.

                            CHECKPOINT SYSTEMS, INC.

15. EXPORT SALES

     The Company's export sales to foreign distributors which are principally in Europe and Scandinavia approximated $21,785,000, $10,430,000, and $12,163,000 in 1995, 1994, and 1993, respectively. Sales by the Company's foreign subsidiaries in Argentina, Australia, Canada, Western Europe and Mexico totaled $55,422,000 in 1995 and $40,120,000 in 1994. Sales to one foreign distributor of the Company's products amounted to $10,721,000, $287,000, and $0 in 1995, 1994, and 1993 respectively.

16. CONCENTRATION OF CREDIT RISK

     The Company's foreign subsidiaries, along with many foreign distributors, provide diversified international sales thus minimizing credit risk to one or a few distributors. In addition, the Company maintains foreign credit insurance to provide coverage for potential foreign political or economic risks. Domestically, the Company's sales are well diversified among numerous retailers in the apparel, shoe, drug, mass merchandise, video, music, supermarket and home entertainment market. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

17. ACQUISITIONS

     On March 3, 1993, the Company purchased all of the capital stock of its Argentinean distributor for $2,103,000 (which includes $103,000 of direct acquisition costs) plus a contingent amount to be determined equal to fifty percent of the Argentinean subsidiary's annual profits for the four year period ending on November 30, 1996, subject to a maximum purchase price of $5,000,000. The Company paid $564,000 and $2,436,000 pursuant to this contingent purchase price arrangement during 1994 and 1995, respectively. No further contingent payments are required under this purchase arrangement. The total purchase price including direct acquisition costs was $5,103,000. This acquisition was accounted for under the purchase method, and accordingly the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of $4,844,000 which is being amortized over twenty years.

     On March 8, 1993, the Company purchased a customers list from the Company's former Mexican distributor for $560,000 in connection with the Company establishing direct operations in Mexico. The cost related to this customers list is included in 'Intangibles' and is being amortized on a straight line basis over ten years.

     On July 8, 1993, the Company purchased all of the capital stock of ID Systems International B.V. and ID Systems Europe B.V. ('The ID Systems Group'), related Dutch companies engaged in the manufacture, distribution and sale of security products and services. The Company advanced the ID Systems Group $1,290,000 during the period in which the Company held an option to purchase all the outstanding capital stock. The purchase price of the capital stock, exclusive of such advances, was $60 plus direct acquisition cost of approximately $400,000. This acquisition was accounted for under the purchase method and, accordingly, the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of approximately $5,510,000 which is being amortized over twenty years.

     The Company acquired three production units in connection with the purchase of the capital stock of the ID Systems Group. The Company shut down all three of these facilities during 1994. Accordingly, the estimated operating losses and shut down costs of these facilities amounting to

                            CHECKPOINT SYSTEMS, INC.

17. ACQUISITIONS (CONTINUED)

$3,434,000 were accrued for in the purchase price allocation. As a part of the purchase price allocation, the values assigned to these assets were based upon estimated residual values upon ultimate disposition which represents a nominal amount.

     On February 1, 1995 the Company purchased Alarmex, Inc. for approximately $13.5 million ($10 million in cash and the balance in 401,434 shares of restricted Common Stock of the Company). Alarmex designs and provides CCTV, POS monitoring, burglar and fire alarm systems and also provides related central station monitoring services to over 9,000 retail sites in the United States. Acquired research and development costs of approximately $92,000 were expensed as a result of the acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of approximately $10,400,000, which is being amortized over twenty years.

     On November 30, 1995, the Company purchased all of the capital stock of Actron Group Limited ('Actron') which is engaged in the manufacture, distribution and sale of security products and services. The purchase price of the capital stock was approximately $54,000,000. This acquisition was accounted for under the purchase method and, accordingly, the results of operations of this business have been included with those of the Company since the date of acquisition. The purchase price resulted in an excess of acquisition cost over net assets acquired of approximately $40,600,000 which is being amortized over thirty years.

     In connection with the acquisition of Actron, accruals were established to integrate Actron's operations with the Company's existing sales and production locations. Included in this accrual of $10,401,000 are: (i) costs associated with the elimination of approximately 70 manufacturing and field service positions from the Actron operation (approximately $7.7 million), (ii) costs related to the closure of redundant sales locations (approximately $1.8 million), and (iii) ancillary costs (approximately $.9 million). This accrual is included as part of the purchase price and is included in the 'Other Current Liabilities' section of the Company's 1995 consolidated balance sheet. The integration of Actron's operations is estimated to be complete in the second quarter of 1996. Actual charges to complete the integration may differ from the above estimates. Such differences will increase (decrease) the excess of acquisition cost over net assets acquired.

     The following unaudited summary of operations presents the consolidated results of operations as if the acquisition of Alarmex, Inc. and the Actron Group had occurred at the beginning of the years presented. The following results are not necessarily indicative of what would have occurred had the acquisition been consummated as of that date or of future results. The earnings
(loss) per share reflect the retroactive effect of the February 1996 Stock
Split.

                                                                               1995         1994
                                                                            -----------  -----------
                                                                               (THOUSANDS, EXCEPT
                                                                                PER SHARE DATA)
Net revenues..............................................................  $   251,136  $   201,108
Earnings (loss) before income taxes.......................................  $       726  $     1,251
Net earnings (loss).......................................................  $    (4,341) $      (715)
Earnings (loss) per share.................................................  $      (.16) $      (.03)

                            CHECKPOINT SYSTEMS, INC.

18. GEOGRAPHIC SEGMENTS

     The following tables show sales, operating earnings and other financial information by geographic area for the years 1995 and 1994.

                                                                UNITED STATES
                                                               AND PUERTO RICO    EUROPE     OTHER (1)
                                                               ---------------  -----------  ---------
                                                                             (THOUSANDS)
1995
Net Revenues from Unaffiliated Customers.....................   $     149,319   $    36,669  $  18,753
Operating Income.............................................   $      20,024   $    (1,877) $     908
Identifiable Assets..........................................   $     225,877   $   118,076  $  18,198

                                                                UNITED STATES
                                                               AND PUERTO RICO    EUROPE     OTHER (1)
                                                               ---------------  -----------  ---------
                                                                             (THOUSANDS)
1994
Net Revenues from Unaffiliated Customers.....................   $      88,211   $    23,009  $  17,111
Operating Income.............................................   $       9,930   $       587  $   1,211
Identifiable Assets..........................................   $      92,285   $    18,987  $  16,653

- ------------------
(1) Other includes the Company's operations in Canada, Mexico, Argentina and Australia.

19. SUBSEQUENT EVENTS

     On January 11, 1996, the Company signed a letter of intent to acquire Mercatec Sistemas e Comercio de Equipamentos Electronicos Ltds. ('Mercatec'). Mercatec is a leading privately-held Brazilian supplier of EAS systems and CCTV systems to retailers with approximately $3,000,000 in annual sales.

     On February 12, 1996, the Company announced that it has granted a non-exclusive world-wide license to Tokai Electronics Co., Ltd. of Japan to manufacture and distribute its radio frequency disposable tags. The Company also announced a supply agreement with Knogo North America, Inc., whereby Knogo will purchase 50 million disposable tags annually for resale to its customers in the United States and Canada. These two agreements offer the Company's customers alternate sources of disposable tags.

     On February 14, 1996, the United States Federal Trade Commission ('FTC') began an investigation of the retail security industry. The probe was launched under the premise of anticompetitive practices within the industry whereby certain retail-trade groups limited the autonomy of smaller retailers by supporting specific security systems. The Company, along with Sensormatic Electronics Corporation, Minnesota Mining and Manufacturing, and other industry participants, received subpoenas requesting certain documents and communications necessary for the investigation. The Company does not believe that any legal or regulatory infraction will be found on its part.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents by
  Reference....................................          3
Prospectus Summary.............................          4
Risk Factors...................................          8
The Company....................................         11
Use of Proceeds................................         12
Capitalization.................................         13
Common Stock Price Range
  and Dividends................................         14
Selected Historical Financial Information......         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         16
Business.......................................         24
Management.....................................         35
Description of Capital Stock...................         36
Underwriting...................................         38
Legal Opinions.................................         39
Experts........................................         39
Available Information..........................         40
Index to Consolidated Financial
  Statements...................................        F-1

                            ------------------------

     UNTIL        , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3,500,000 SHARES

                            CHECKPOINT SYSTEMS, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS

                                  MAY   , 1996
                            ------------------------

                           NATWEST SECURITIES LIMITED

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            DEUTSCHE MORGAN GRENFELL

                            PAINEWEBBER INCORPORATED

                        RAYMOND JAMES & ASSOCIATES, INC.

                              HD BROUS & CO., INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the Shares registered hereby. All amounts are estimated except the Securities and Exchange Commission Registration Fee.

Filing and Registration Fees......................................................................  $   40,492.89
Legal Fees and Expenses...........................................................................  $            (1)
Cost of Printing..................................................................................  $            (1)
Accounting Fees and Expenses......................................................................  $      40,000
New York Stock Exchange Listing Fees..............................................................  $            (1)
Blue Sky Fees and Expenses........................................................................  $      15,000
NASD Fees.........................................................................................  $      12,243
Miscellaneous Expenses............................................................................  $            (1)
                                                                                                    -------------

  Total...........................................................................................  $
                                                                                                    -------------

- ------------------
(1) To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 7.2 of the Registrant's By-laws permits the indemnification of officers and directors under certain circumstances to the full extent that such indemnification may be permitted by law.

     Such rights of indemnification are in addition to, and not in limitation of, any rights to indemnification to which any officer or director of the Registrant is entitled under the Business Corporation Law of the Commonwealth of Pennsylvania (Section 1741 through 1750), which provides for indemnification by a corporation of its officers and directors under certain circumstances as stated in the Business Corporation Law and subject to specified limitations set forth in the Business Corporation Law.

     The Registrant also maintains directors' and officers' liability insurance coverage which insures directors and officers of the Registrant against certain losses arising from claims made, and for which the Registrant has not provided reimbursement, by reason of their being directors and officers of the Registrant or its subsidiaries.

ITEM 16. EXHIBITS

 EXHIBIT NO.   DESCRIPTION
- -------------  -----------------------------------------------------------------
   1           Form of Underwriting Agreement(1)
   4           Form of Stock Certificate for Common Stock(1)
   5           Opinion of Stradley, Ronon, Stevens & Young, LLP
  23.1         Consent of Coopers & Lybrand LLP
  23.2         Consent of Coopers & Lybrand
  23.3         Consent of KPMG
  23.4         Consent of Stradley, Ronon, Stevens & Young, LLP
               (see Exhibit 5 above)
  24           Power of Attorney (included on Signature Page)

- ------------------
(1) To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement, shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provision, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Thorofare, New Jersey on May __, 1996.

                                          CHECKPOINT SYSTEMS, INC.

                                          By: /s/ Kevin P. Dowd
                                              Kevin P. Dowd

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin P. Dowd and Jeffrey A. Reinhold and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 SIGNATURES                                        TITLE                             DATE
- ---------------------------------------------  ---------------------------------------------  -------------------

/s/Albert E. Wolf*                             Chairman of the Board                                May ___, 1996
- -----------------------------------------
   Albert E. Wolf

/s/Kevin P. Dowd*                              President, Chief Executive Officer and               May ___, 1996
- -----------------------------------------      Director (Principal Executive Officer)
   Kevin P. Dowd

/s/Steven G. Selfridge                         Executive Vice President                             May ___, 1996
- -----------------------------------------
   Steven G. Selfridge

/s/Jeffrey A. Reinhold*                        Vice President -- Chief Financial Officer and        May ___, 1996
- -----------------------------------------      Treasurer
   Jeffrey A. Reinhold

/s/Mitchell T. Codkind*                        Vice President -- Corporate Controller and           May ___, 1996
- -----------------------------------------      Chief Accounting Officer
   Mitchell T. Codkind

/s/Robert O. Aders*                            Director                                             May ___, 1996
- -----------------------------------------
   Robert O. Aders

/s/Roger D. Blackwell*                         Director                                             May ___, 1996
- -----------------------------------------
   Roger D. Blackwell

/s/Richard J. Censits*                         Director                                             May ___, 1996
- -----------------------------------------
   Richard J. Censits

/s/David W. Clark, Jr.*                        Director                                             May ___, 1996
- -----------------------------------------
   David W. Clark, Jr.

/s/Allan S. Kalish*                            Director                                             May ___, 1996
- -----------------------------------------
   Allan S. Kalish

/s/Jermain B. Porter*                          Director                                             May ___, 1996
- -----------------------------------------
   Jermain B. Porter

*By: /s/Kevin P. Dowd
     ------------------------------------
     Kevin P. Dowd


                               FORM S-3 EXHIBITS
                            CHECKPOINT SYSTEMS, INC.
                               INDEX TO EXHIBITS

                                                                                                      SEQUENTIALLY
EXHIBIT                                                                                                NUMBERED
  NO.       DESCRIPTION                                                                                  PAGES
- ----------  ----------------------------------------------------------------------------------------  -----------
 1          Form of Underwriting Agreement(1)

 4          Form of Stock Certificate for Common Stock(1)

 5          Opinion of Stradley, Ronon, Stevens & Young, LLP

23.1        Consent of Coopers & Lybrand LLP

23.2        Consent of Coopers & Lybrand

23.3        Consent of KPMG

23.4        Consent of Stradley, Ronon, Stevens & Young, LLP
            (see Exhibit 5 above)

24          Power of Attorney (included on Signature Page)

- ------------------
(1) To be filed by amendment.